The Lion Electric Company

February 29, 2024

SCHOOL BUS

LION ELECTRIC

An **all-electric** commercial vehicle manufacturer

Table of Contents

1.0 Explanatory Notes	1
2.0 Cautionary Note Regarding Forward-Looking Statements	1
3.0 Market and Industry Data	3
4.0 Corporate Structure	4
5.0 General Development of the Business	5
6.0 Business of the Company	9
7.0 Description of Capital Structure	22
8.0 Dividends	26
9.0 Description of Material Indebtedness	26
10.0 Market for Securities	30
11.0 Directors and Officers	32
12.0 Audit Committee Information	38
13.0 Legal Proceedings and Regulatory Actions	40
14.0 Interest of Management and Others in Material Transactions	41
15.0 Transfer Agent and Registrar	42
16.0 Material Contracts	42
17.0 Interest of Experts	45
18.0 Certain United States Federal Income Tax Considerations	45
19.0 Additional Information	49

1.0Explanatory Notes
Unless otherwise noted or the context otherwise requires, the information provided in this annual information form (the “Annual Information Form”) is stated as at February 29, 2024, the date of this Annual Information Form, and references to “Lion”, “we”, “our”, “us”, “the Company” or similar terms refer to The Lion Electric Company and its subsidiaries, on a consolidated basis.
All amounts presented are in United States dollars unless otherwise indicated.
The Company has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.
Certain figures, such as interest rates and other percentages included in this Annual Information Form, have been rounded for ease of presentation. Percentage figures included in this Annual Information Form have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Information Form may vary slightly from those obtained by performing the same calculations using the figures in the Company’s audited condensed consolidated financial statements for the year ended December 31, 2023 or in the associated text. Certain other amounts that appear in this Annual Information Form may similarly not sum due to rounding.
All references to “fiscal 2023” are to the Company’s fiscal year ended December 31, 2023, to “fiscal 2022” are to the Company’s fiscal year ended December 31, 2022 and to “fiscal 2021” are to the Company’s fiscal year ended December 31, 2021.
2.0Cautionary Note Regarding Forward-Looking Statements
This Annual Information Form contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Any statements contained in this Annual Information Form that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company’s ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities in Saint-Jerome and the United States and the Company’s battery manufacturing plant (the “Battery Plant”) and innovation center in Quebec (the “Innovation Center” and collectively with the Battery Plant, the “Lion Campus”), the certification of the Lion heavy duty (HD) battery packs, the sourcing of lithium-ion battery cells, the Company’s future growth and long-term strategy, the Company’s liquidity and capital requirements and management’s forecasts related thereto, ongoing litigation proceedings, the Company’s expected product pipeline, the implementation by the Company of measures aimed at reducing its vehicle and battery development costs and its inventory levels (including the Company’s fiscal 2024 objectives related thereto), and the development and timing of commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at its Saint-Jerome facility, its U.S. manufacturing facility and at the Battery Plant and Innovation Center as required in the future, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to
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improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental programs, subsidies and incentives, that Lion will not incur any material obligations with respect to product warranty claims or product recalls, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed if and when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or incentives due to policy changes, government regulations or decisions or otherwise;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed, if any;
•any inability to execute the Company's growth strategy;
•any escalation, deterioration and adverse effects of current military conflicts, which may affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
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•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest, acts of terrorism, the current ongoing military conflicts or similar disruptions;
•any event or circumstance, including the materialization of any of the foregoing risks and uncertainties, resulting in the Company's inability to convert its order book into actual sales; and
•the outcome of any legal proceedings in which the Company is or may be involved from time to time.
These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 of the Company’s fiscal 2023 management discussion and analysis (“MD&A”) entitled “Risk Factors.” Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained herein and the risk factors identified in the Company’s fiscal 2023 MD&A and in other documents filed with the applicable Canadian regulatory securities authorities and the U.S. Securities and Exchange Commission (the “SEC”) which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
3.0Market and Industry Data
Industry and market data presented in this Annual Information Form was obtained from third-party sources and industry reports, and from publications, websites and other publicly available information, as well as industry and other data prepared by the Company or on their behalf on the basis of the Company’s knowledge of the markets in which it operates, including information provided by suppliers, partners, customers and other industry participants.
The Company believes that the market and economic data presented in this Annual Information Form is accurate and, with respect to data prepared by the Company or on their behalf, that the Company’s estimates and assumptions, as applicable, are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented in this Annual Information Form are not guaranteed. The Company makes no representation or warranty, express or implied, as to the accuracy of such data. The Company’s management estimates are based on internal research, their knowledge of the relevant market and industry and extrapolations from third-party sources. While the Company is not aware of any misstatements regarding the industry and market data presented in this Annual Information Form, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.” The Company has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

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4.0Corporate Structure
4.1Incorporation and Other Information
The Company was incorporated under the Business Corporations Act (Quebec) (“QBCA”) on July 28, 2008 under the name “Lion Buses Inc.” Over the years, the Company’s articles were amended in order to, among other things, amend the terms and conditions of Lion’s share capital in connection with investments made by investors, including the investment made by Power Energy Corporation (“Power Energy” or “PEC”), a wholly-owned subsidiary of Power Sustainable Capital Inc., in October 2017, which resulted in Lion’s authorized share capital being amended to provide for only one class of common shares. On November 24, 2020, Lion filed articles of amendment to change its name to The Lion Electric Company.
On May 6, 2021, in connection with closing of the Company’s business combination and plan of reorganization (the “Business Combination”), which resulted in a wholly-owned subsidiary of Lion merging with Northern Genesis Acquisition Corp. (“NGA”), a publicly traded special purpose acquisition company, the Company’s articles of incorporation were amended and restated (the “Articles”), the Company adopted new by-laws and the Company completed a share split of 1:4.1289. On May 7, 2021, the common shares of the Company (the “Common Shares”) began trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “LEV.”
The Company’s head and registered office is located at 921 chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, and its telephone number is (450) 432-5466.
4.2Intercorporate Relationships
The following organization chart indicates the inter-corporate relationships of the Company and its material subsidiary entities together with the jurisdiction of formation or incorporation of the various entities as at the date hereof:
Certain subsidiaries of the Company, each of which represented not more than 10% of the consolidated assets and not more than 10% of the consolidated revenue of the Company, and all of which, in the aggregate, represented not more than 20% of the total consolidated assets and the total consolidated revenue of the Company as at the date hereof, have been omitted.

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5.0General Development of the Business
5.1Fiscal 2023 Developments
Operational Highlight - Production Capacity
Over the course of the year, the Company has continued its investments in its manufacturing facilities such that, as of the date hereof, the Company has the infrastructure in place, including in terms of production lines and equipment, to achieve a production capacity of up to 2,500 vehicles and 2,500 buses at its manufacturing facility located in Saint-Jerome, Quebec, Canada, and its manufacturing facility located in Joliet, Illinois, United States (the “Joliet Facility”), respectively. The Company’s Battery Plant and Innovation Center in Mirabel, Quebec, currently has the infrastructure in place, including the production line and equipment, to achieve a production capacity of up to 1.7 GWh on an annual basis. See section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights” and section 6.10 of this Annual Information Form entitled “Property, Plants and Equipment” for more information related to the Company’s production capacity.
Final Certification of LionBattery MD Battery Pack
On December 7, 2023, the Company announced the successful final certification of its medium duty (MD) battery pack, the LionBattery MD, a lithium-ion battery pack specifically designed for the Company's medium duty trucks and school buses. The Company, in collaboration with third-party testing partners, conducted stringent testing to fulfill the certification requirements. The LionBattery MD pack is certified to meet the rigorous criteria and safety regulations in the automotive industry. See “Lion Campus” in section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights.”
Lion5 Truck Commercial Production
During the quarter ended December 31, 2023, the Company initiated the commercial production of Lion5 units which are mounted with Lion medium duty (MD) battery packs.
Delay of Commercial Production of LionA and LionM
On November 7, 2023, the Company announced its decision to indefinitely delay the start of commercial production of the LionA all-electric mini school bus, which was designed for school transportation and to accommodate passengers with special needs, with a capacity of up to 24 passengers. Such decision will also delay the production of the LionM model, an all-electric minibus designed to be used for paratransit or as a standard shuttle bus, and which leverages the same platform as the LionA. The decision was made to prioritize the commercial production of Lion's other products (including the Lion8T) and the integration of Lion batteries to Lion's existing vehicles.
Executive Changes
On September 11, 2023, the Company announced that Nicolas Brunet had been appointed as President of the Company and that M. Brunet would work alongside Marc Bedard, CEO-Founder, on the elaboration and execution of all strategic aspects of the business, with a focus on accelerating sales across the United States and Canada, and oversee all commercial operations. Prior to that, M. Brunet served as Executive Vice President and Chief Financial Officer since December 2019. Richard Coulombe, who had been serving as Senior Vice President, Strategic Initiatives since November 2021, took over the role of Chief Financial Officer.
Financing Transactions for Aggregate Gross Proceeds of $142 million
On July 19, 2023, the Company closed financing transactions (the “2023 Financing”), resulting in aggregate gross proceeds to the Company of approximately $142 million. The financing consisted in (i) the issuance by way of private placement to a group of subscribers comprised of Investissement Québec, Fonds de solidarité des travailleurs du Québec (F.T.Q.) and Fondaction of 13% senior unsecured debentures that are convertible in accordance with the terms thereof into Common Shares at a
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conversion price of $2.58 (the “2023 Convertible Debentures”), for aggregate gross proceeds to the Company of approximately $74 million, (ii) the issuance by way of private placement to a group of subscribers led by Mach Group and the Mirella & Lino Saputo Foundation of 11% senior secured non-convertible debentures (the “2023 Non-Convertible Debentures”), for aggregate gross proceeds to the Company of C$90 million, and (iii) the issuance by way of private placement to the holders of non-convertible debentures of a number of common share purchase warrants (the “2023 Warrants”) entitling them to purchase in accordance with the terms thereof a total of 22,500,000 Common Shares at an exercise price of C$2.81 per share.
In connection with the 2023 Financing, the Company amended (i) the credit agreement it had previously entered into with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, on August 11, 2021, as amended on January 25, 2022 (the “Revolving Credit Agreement”), and (ii) the interest-bearing secured loan agreement it had previously entered into with Investissement Quebec on July 1, 2021, relating to the construction of the Lion Campus (the “IQ Loan”). See “Credit Agreement with Banking Syndicate” and “Financing Agreement with Investissement Quebec” under section 9 of this Annual Information Form entitled “Description of Material Indebtedness.”
Inauguration of Joliet Manufacturing Facility
On July 21, 2023, the Company officially inaugurated its Joliet Facility. See section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights” for more information related to the Joliet Facility.
Inauguration of the Battery Plant
On April 17, 2023, the Company officially inaugurated its Battery Plant located in Mirabel, Quebec. See section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights” for more information related to the Battery Plant.
5.2Fiscal 2022 Developments
Production of First Lithium-ion Battery Pack
In December 2022, following the completion of the transfer of a first portion of the Company’s battery assembly line from JR Automation’s facility in Troy, Michigan (where the Company had previously produced and tested prototype battery packs) to the Lion Campus, the Company completed production of its first lithium-ion battery pack at the Lion Campus. See “Lion Campus” in section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights.”
Assembly and Delivery of First Zero-Emission LionC School Bus from Joliet Facility
On November 2, 2022, following the installation of school bus production stations at its Joliet Facility, the Company completed the assembly of its first zero-emission LionC school bus at its Joliet Facility. Further, on December 19, 2022, the Company completed the delivery of its first LionC bus funded by the U.S. Environmental Protection Agency’s (the “EPA”) Clean School Bus Program to Mount Desert Island Regional School System in Bar Harbor, Maine. Mount Desert received a U.S. manufactured Lion bus built at the Company’s Joliet Facility. See “Joliet Facility” in section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights.”
December 2022 Units Offering
On December 16, 2022, the Company closed a public offering (the “December 2022 Offering”) of units in the United States and Canada, pursuant to which the Company issued 19,685,040 units (the “Units”), at a price of $2.54 per Unit. Each Unit consisted of one Common Share and one common share purchase warrant (each, a “2022 Warrant”). Each whole 2022 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $2.80 per share for a period of five years ending on December 15, 2027, subject to adjustment in certain customary events. On January 17, 2023, the Company announced the full exercise and closing of the underwriters’ over-allotment option, which resulted in the Company issuing and selling to the underwriters an additional 2,952,755 Units at a price of $2.54 per Unit. The
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December 2022 Offering resulted in aggregate gross proceeds to the Company of approximately $57.5 million before underwriting commissions and offering costs.
Multi-Year Cell Supply Agreement
On November 22, 2022, the Company entered into a four-year supply agreement for the supply of lithium-ion battery cells (the “Cell Supply Agreement”) pursuant to which the supplier thereunder has committed to supply, and the Company has committed to purchase, on a non-exclusive basis, lithium-ion battery cells to be used for the manufacturing of batteries for electric vehicles. See “Maturity analysis of contractual obligations” under section 16.0 of the Company’s fiscal 2023 MD&A entitled “Liquidity and Capital Resources” and section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”
Finalta-CDPQ Loan Agreement
On November 8, 2022, the Company entered into a loan agreement (the “Finalta-CDPQ Loan Agreement”) with Finalta Capital Fund, L.P. (“Finalta”), as lender and administrative agent, and Caisse de dépôt et placement du Quebec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million ($22.2 million), and bears interest at the rate of 10.95% per annum. See “Loan Agreement with Finalta-CDPQ” under section 9 of this Annual Information Form entitled “Description of Material Indebtedness.”
Filing of Base Shelf Prospectus and Establishment of ATM Program
On June 17, 2022, the Company filed a final short form base shelf prospectus in all provinces and territories of Canada allowing the Company to offer, issue and sell, from time to time, common shares, preferred shares, debt securities, warrants, subscription receipts, and units comprised of one or more of any of the other securities described in the prospectus, or any combination of such securities, for up to an aggregate offering price of $350 million (or its equivalent in Canadian dollars or any other currencies), in one or more transactions during the 25-month period that the prospectus remains effective. In connection therewith, the Company filed a registration statement on Form F-10 with the SEC.
On the same date, the Company established an “at-the-market” equity program (“ATM Program”) that allowed the Company to issue and sell, from time to time in Canada and the United States through a syndicate of agents, newly issued Common Shares, for an aggregate offering amount of up to $125 million (or the Canadian dollar equivalent), at the Company’s discretion. During the year ended December 31, 2023, the Company issued 4,894,060 Common Shares pursuant to the ATM Program for aggregate gross proceeds of $9.4 million. The Company terminated the ATM Program in connection with the closing of the 2023 Financing.
First ESG Report
In May 2022, Lion released its first annual Environmental, Social and Governance (“ESG”) report, a document that provides an overview of the Company’s priorities, as it advances the management of its ESG risks and opportunities. The report contains disclosures recommended in the Industrial Machinery & Goods and Automobiles standards developed by the Sustainability Accounting Standards Board (SASB) and the recommendations by the Task Force on Climate-related Financial Disclosures (TCFD).
Board Changes
During the second quarter of 2022, Ms. Latasha Akoma and Mr. Dane L. Parker were appointed to the Board of Directors of Lion as independent Directors. Ms. Akoma is Operating Partner at GenNx360 Capital Partner, and Mr. Parker is Retired Chief Sustainability Officer and Vice President, Sustainable Workplaces at General Motors. During the first quarter of 2022, Mr. Christopher Jarratt resigned from the Board of Directors of Lion.

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First Amendment to Credit Agreement with Banking Syndicate
On January 25, 2022, the Company amended the Revolving Credit Agreement, in order to, among other things, increase the maximum principal amount available thereunder. See “Credit Agreement with Banking Syndicate” under section 9 of this Annual Information Form entitled “Description of Material Indebtedness.”
5.3Fiscal 2021 Developments
Credit Agreement with Banking Syndicate
On August 11, 2021, the Company entered into the Revolving Credit Agreement with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec, which provides for a revolving credit facility available for use to finance working capital and for other general corporate purposes. See “Credit Agreement with Banking Syndicate” under section 9 of this Annual Information Form entitled “Description of Material Indebtedness.”
Financing Agreements with Strategic Innovation Fund (SIF) of the Government of Canada and Investissement Quebec
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund (SIF) of the Government of Canada relating to the construction of the Lion Campus and which provides for financing of up to C$49,950,000, of which up to 30% of the amount disbursed may be forgiven subject to the satisfaction of certain criteria tied to the Company and to the operations of the battery manufacturing plant and innovation center facilities. See “Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada” under section 9 of this Annual Information Form entitled “Description of Material Indebtedness.”
On July 1, 2021, the Company entered into the IQ Loan relating to the construction of the Lion Campus and which provides for financing of up to C$50,000,000. See “Financing Agreement with Investissement Quebec” under section 9 of this Annual Information Form entitled “Description of Material Indebtedness.”
Selection of Joliet Facility and Lion Campus
On June 3, 2021, the Company announced that its upcoming battery manufacturing plant and innovation center would be located at the YMX International Aerocity of Mirabel, Quebec. On May 7, 2021, the Company announced that that it had selected Joliet, Illinois for the construction of its U.S. manufacturing facility. See section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights.”
Finalta Loan Agreement
On May 6, 2021, Lion entered into a new loan agreement with Finalta amending and restating in their entirety the two loan agreements that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs. Amounts outstanding under the May 2021 loan agreement, which provided for a combined loan facility of up to a principal amount of approximately C$13.5 million, were repaid in November 2022 using a portion of the advances made under the Finalta-CDPQ Loan Agreement.
Closing of the Business Combination and PIPE Financing
On May 6, 2021, the Company successfully completed its Business Combination and its concurrent private placement of 20,040,200 Common Shares (the “PIPE Financing”), which were initially announced on November 30, 2020. At closing of the Business Combination, each outstanding share of NGA’s common stock held by an NGA stockholder was exchanged on a one-for-one basis for one newly issued Common Share, and each outstanding warrant to purchase common stock of NGA was converted into a warrant to acquire one Common Share (each, a “Business Combination Warrant”). Following the closing of the Business Combination and the PIPE Financing, the Common Shares began trading on the
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TSX and on the NYSE under the new symbol “LEV”, and the Business Combination Warrants began trading on the TSX under the new symbol “LEV.WT” and on the NYSE under the new symbol “LEV WS.” See section 7 of this Annual Information Form entitled “Description of Capital Structure.”
Board Changes
In the third quarter of fiscal 2021, Mr. Lorenzo Roccia, Chair of Transatlantic Holdings, an international financial holding company, was appointed to the Board of Directors of Lion as an independent Director. In the third quarter of fiscal 2021, Mr. Ian Robertson resigned from the Board of Directors of Lion.
6.0Business of the Company
6.1Overview
Lion’s business focuses on the design, development, manufacturing, and distribution of all-electric medium- and heavy-duty urban vehicles (“EV”). Each Lion vehicle is purpose-built for electric and entirely designed and assembled in-house, with its own chassis, truck cabin or bus body, proprietary battery technology with modular energy capacity and Lion software integration. Lion’s vehicles are assembled without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. For certain specialized truck applications, Lion has also established partnerships and other relationships with third-party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications which range from classic boxes for box trucks to other specialized applications such as all-electric ambulances and utility trucks.
Lion has more than 13 years of focused all-electric vehicle research and development (“R&D”), manufacturing and commercialization experience. Lion’s vehicles and technology benefit from over 22 million miles (over 36 million kilometers) driven by more than 1,850 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.
Up until fiscal 2023, Lion was solely relying on third-party battery suppliers to source battery cells, modules and packs that it was integrating in its vehicles. In connection with the establishment of its manufacturing operations at the Battery Plant, Lion now manufactures its own battery modules and packs that integrate 21700 cylindrical battery cells sourced from third-party suppliers. While Lion intends to continue in certain instances to rely on third-party suppliers for battery packs, it expects to increase optimization for product design, cost and production efficiency over time by producing battery packs in-house.
Lion achieved successful certification of the LionBattery MD, a lithium-ion battery pack specifically designed for the Company's medium duty trucks and school buses, in December 2023. The certification process for Lion's heavy duty (HD) battery pack is progressing and the Company expects final certification to occur near the middle of fiscal 2024. The Battery Plant currently has the infrastructure in place, including the production line and equipment, to achieve a production capacity of up to 1.7 GWh on an annual basis.
Lion’s medium and heavy-duty EVs are specifically designed to address the needs of the sub-250 mile (or 400-km) mid-range urban market, which is generally viewed as well suited for electrification given vehicles are typically driven over a relatively modest distance and return to base at the end of every workday. Mid-range EV applications require less battery capacity, generally resulting in a lower vehicle cost, allowing for a suitable payload, and avoiding the need for an extensive charging station network alongside vehicle routes, all of which are viewed as contributing to a suitable use case and provide the potential for favorable economics when compared to incumbent diesel solutions.
Lion complements its product offering with various services available on-site at Lion’s Experience Centers, including sales support, full-service training, charging infrastructure assistance and maintenance support. See “The Lion Ecosystem” below.

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6.2Products and Solutions
Urban Trucks
Current Line-Up
Lion’s current line-up of purpose-built all-electric trucks can be divided into four main platforms, based on gross vehicle weight rating (GVWR). For each platform, Lion offers several range options with a view to meet customers’ needs and facilitate route planning.

			t	Tractor
	Lion5	Lion6	Lion8	Lion8T
GVWR(1)	Up to 22,470 lb	Up to 26,000 lb	Up to 60,000 lb	Up to 110,000 lb
Estimated Power and Battery Capacity	Power: Up to 335 HP Battery: Up to 210 kWh	Power: Up to 335 HP Battery: Up to 252 kWh	Power: Up to 470 HP Battery: Up to 252 kWh	Power: Up to 670 HP Battery: Up to 630 kWh
Commercial Production	✓	✓	✓	× (Expected near the middle of fiscal 2024)(2)
Deliveries Made to Date	✓	✓	✓	×
(1) Gross vehicle weight rating, which refers to the maximum weight a vehicle is designed to carry including the net weight of the vehicle with accessories, plus the weight of passengers, fuel and cargo.
(2) The Company has substantially completed the development phase for the Lion8T. Commercial production, which is expected near the middle of fiscal 2024, remains subject to finalization of key certifications, including with respect to the Lion heavy duty (HD) battery packs, and commencement of vehicle production on the assembly line. Timing of commercial production for the Lion8T may be subject to change or delays. See section 2 of this Annual Information Form entitled “Cautionary Note Regarding Forward-Looking Statements” and section 23.0 of the Company’s MD&A entitled “Risk Factors.”

The Lion5, Lion6 and Lion8 are all-electric medium- and heavy-duty straight trucks designed to cover a multitude of applications, including the transportation of goods and merchandise (namely through a box, refrigerated box, stake bed or other equipment), as well as for other applications such as ambulance, utility maintenance, through upfit equipment options and applications provided and integrated by third parties. The Lion8 Tractor is an all-electric heavy-duty tractor truck designed to haul semi-trailers and containers.
Specialized Applications and Product Pipeline
Lion’s truck chassis and cabins have been developed to allow the integration of multiple mechanic and electric components and equipment, thereby enabling the design of various specialized trucks. While Lion focuses on the manufacturing of chassis and cabins and does not manufacture such mechanic and electric components and equipment necessary for the final assembly of such specialized trucks, it has established partnerships and other relationships with third-party suppliers to enable it to offer to its clients a variety of vehicle configurations, upfit equipment options and applications which range from classic boxes for box trucks to other specialized applications such as all-electric ambulances, and various utility trucks. Depending on the circumstances, Lion either integrates specialized components and equipment sourced from third-party suppliers or partners and delivers a fully assembled vehicle to its customers, or it sells a truck comprised of a chassis and cabin to its customers which, in turn, coordinate directly with Lion’s suppliers and partners.
Some of the vehicle configurations and upfit equipment options can include dry box, refrigerated and aluminum stake body options provided through partnerships and other contractual relationships with
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upfitters including Fourgons Transit, Morgan Truck Body, Thermo King, Knapheide and CM Truck Beds. In October 2021, Lion entered into a partnership with Demers Ambulances, a leading North American manufacturer of ambulances, for an all-electric and purpose-built ambulance model which will use the Lion 5 chassis and for which the final assembly of the ambulance upfit will be carried out by Demers Ambulances. The Lion Ambulance will be powered by Lion’s MD battery packs. Commercial production of the Lion5 configuration for the Lion Ambulance has already begun and initial deliveries are expected to take place in Q1 2024.
Buses
Lion’s current line-up of all-electric buses consists of Type C and Type D school buses. Lion buses are fully assembled by Lion, with a dedicated purpose-built chassis and body manufactured and assembled by Lion. Lion also incorporates its proprietary battery technology and software into all of its buses. For each model, Lion offers several range options with a view to meet customers’ needs and facilitate school bus route planning.

	LionC	LionD
Estimated Power and Battery Capacity	Power: 250 kW – 335 HP Battery Capacity: Up to 210 kWh	Power: 250 kW - 335HP Battery Capacity: Up to 210 kWh
Commercial Production	✓	✓
Deliveries Made to Date	✓	✓

The LionC consists of a single-speed electric powertrain school bus with a capacity of up to 72 passengers for which the body is installed upon a flat-back cowl chassis and includes a hood and complete front fender. The LionD is a “transit-style” flat-nose school bus with a capacity of up to 83 passengers.
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The Lion Ecosystem
Lion has developed an ecosystem to assist fleet operators with key aspects of fleet electrification, including vehicle selection, purchase and adoption. Through its sales and other teams, Lion can assist its customers with selecting and deploying charging infrastructure, guiding customers through flexible financings solutions, identifying and executing applicable governmental grants, assess energy requirements, providing maintenance and telematics solutions and EV education and training, all of which are designed to facilitate EV transition for Lion’s customers.
1 - LionEnergy
Lion provides charging infrastructure solutions through LionEnergy, Lion’s division that assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through the resale of charging stations from global charging infrastructure manufacturers as well as project management and consulting services.
2 - LionCapital Solutions
Through arrangements with third-party financing providers and its division LionCapital Solutions, Lion makes available to its customers financing alternatives specifically designed for Lion school buses, Lion trucks and related charging infrastructure, including loans, sale and leasing financing options as well as other financing solutions relating to the monetization of carbon credits. LionCapital Solutions allows the integration of tailored and competitive financing solutions into Lion’s fleet electrification package, with a view to maximize access to funding through third-party financing providers for Lion’s clients by, among other things, eliminating or reducing upfront capital requirements and simplifying the financing process. The activities of LionCapital Solutions do not generate a significant source of financing income for the Company.
In connection therewith, Lion has entered and may in the future enter into agreements with third parties to provide financing solutions to Lion school bus and truck customers in the United States and Canada through LionCapital Solutions’ vehicle financing program. In certain instances, the third-party financing provider may retain ownership or a collateral interest over the vehicles being financed until payment is completed by Lion’s customer, and Lion has in certain instances undertaken remarketing obligations pursuant to which Lion may be required to assist the third-party financing providers into the sale or re-lease of any vehicles that should come in such financing source’s possession as a result of a customer
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defaulting under any applicable financing arrangement. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”
3 - LionGrants
Lion has put in place a dedicated grants assistance team responsible for assisting customers in identifying and applying for grant and subsidy funding opportunities. Lion’s grants assistance team has established lines of communication with various governmental bodies providing grants and subsidies, including the EPA, the California Energy Commission, the California Air Resources Board, Infrastructure Canada and the Ministry of Transport of Quebec, to support its customers in making sure that they benefit from all programs available in their respective jurisdictions. See section 6.9 of this Annual Information Form entitled “Subsidies and Funding Opportunities.”
4 - LionAssistance
LionAssistance consists of a team of professional technicians that offer on-site customer service with the objective of ensuring a smooth transition to electric and maximizing vehicle operation and performance. In addition to providing first line preventive maintenance, diagnostic and troubleshooting services, LionAssistance’s team of professionals offer training programs for end users’ drivers and operational teams. In February 2022, Lion entered into an agreement with Cox Automotive Mobility giving Lion customers access to Cox Automotive Mobility’s 25 maintenance service centers in the United States, expanding coverage of the LionAssistance team and providing more options for convenient, on demand support.
5 - LionBeat
LionBeat is a dedicated EV telematics software solution offered as an aftermarket support solution for Lion vehicles. LionBeat can gather data such as greenhouse gas emissions savings, real-time GPS tracking, speed, odometer readings, charging status, average energy usage, energy usage history, and other relevant maintenance and tracking statistics. Lion also uses data obtained through telematic software solutions to inform product development and assist with service calls.
6 – Direct Sales Approach
Lion’s sales model is generally based on direct-to-customer sales tailored for EVs, with a specialized team focused on EV dedicated to facilitating customers’ EV transition journey.
7 – LionAcademy
From the onset, Lion aims to understand customers’ requirements and help them identify the suitable EV for their needs. Through its LionAcademy offering, during the vehicle selection process, Lion performs analysis of typical customer routes, payload requirements, and ancillary energy consumption to help the customer determine its specific energy requirements. Customers can also visit the Lion factory or one of Lion’s Experience Centers to test drive the product identified in the vehicle selection process.
Warranty
Lion provides a limited warranty against defects for its products, including battery modules and packs, which requires it to repair or replace defective products during the applicable warranty period at no cost to the consumer. Warranty coverage is generally aligned with industry practices and is aligned with coverage provided by the original manufacturer of the applicable component included in Lion’s vehicles, provided that Lion offers extended warranty periods which can be purchased by customers. Warranty period can range from one year to several years depending on various circumstances, including clients and type of component. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”

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6.3Principal Markets
Lion’s products are available for purchase in Canada and in the United States. For the year ended December 31, 2023, 65% of Lion’s revenues were generated by sales in Canada and 35% of the revenues were generated by sales in the United States. Lion’s products are distributed by truck and rail in Canada and the United States, either directly to Lion’s customers or to the third-party upfitters Lion partners with.
6.4Marketing Channels
Lion has adopted a sales model that is generally based on direct-to-customer sales tailored for EVs, thereby generally avoiding reliance on third-party dealerships. Lion operates under such model for three key reasons: (i) traditional dealerships are generally not trained to sell and demonstrate EVs and do not have the required resources to do so; (ii) traditional dealerships typically generate a sizeable portion of their overall revenues through service and maintenance and, considering that EVs generally require less service and maintenance than incumbent diesel solutions, traditional dealerships may have less incentives to sell EVs; and (iii) paying third-party dealership margins would make EVs less cost competitive for prospective customers. That said, certain U.S. states have laws that impose or may be interpreted to impose limitations on this direct-to-consumer sales model for manufacturers such that Lion has in certain instances entered into distribution agreements with a select group of third-party dealers to abide by local laws and regulations in certain U.S. states requiring medium and heavy-duty vehicles to be sold through dealerships. In a limited number of instances, Lion may also selectively partner with third-party dealers even when not required by law to do so. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”
Lion utilizes strategic marketing to accelerate sales opportunities and build brand awareness. Lion’s current marketing programs primarily target commercial fleet operators and governmental agencies, and include conferences and industry events that Lion participates in or sponsors and exhibits at, press releases, email campaigns, digital advertising, cooperative marketing effects and communications regarding Lion’s differentiated selling points and product features through marketing collateral such as its website, presentation slides, social media, webinars and videos.
As part of its go-to-market strategy, Lion assists its customers through the EV transition journey in all critical aspects of vehicle selection, financing, purchasing and adoption, including EV education and training, and identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance, and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, Lion leverages its growing network of experience centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can familiarize themselves with Lion’s EVs, learn about their specifications and advantages, obtain sales support and meet sales representatives, discuss grant and subsidy assistance, obtain charging infrastructure assistance, receive vehicle training, maintenance support and have existing vehicles serviced. Services available on-site at Lion’s experience centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. Lion has experience centers strategically located in key markets in the United States and Canada. Lion currently has 12 experience centers strategically located in key markets.
6.5Intellectual Property
Lion relies on trade secret protection, trademarks, copyrights and contractual restrictions to protect its intellectual property and other proprietary rights. As a matter of course, Lion does not employ a strategy that is focused on the active registration (including through patent application) of intellectual property rights. Lion relies on a number of other measures to protect its intellectual property and other confidential information, including technical data. For instance, Lion takes steps designated to ensure that proprietary technology incorporated in its vehicle systems is difficult to access and/or retrieve, and takes additional steps to mitigate the effect of any such unauthorized access. In addition, Lion enters into confidentiality agreements with suppliers, customers and other third parties with whom it may share information about its
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business and operations, and Lion also requires all of its employees, consultants and other persons who work for it to enter into confidentiality and assignment of intellectual property agreements.
Lion pursues from time to time the registration of domain names, trademarks and service marks in the United States, Canada and in some other locations abroad as it considers necessary. In addition, Lion may in the future file patent applications as it considers appropriate under the circumstances relating to any new technologies that it develops.
Lion cannot be sure that third parties will not independently develop the know-how and trade secrets related to Lion’s proprietary technology, in which case Lion would not be able to prevent such third parties from using such know-how and trade secrets, which may allow competitors to develop similar or better products or manufacturing methods or processes than those offered by Lion. As well, Lion cannot be sure that its own proprietary know-how, trade secrets, copyrights and trademarks do not infringe third-party intellectual property rights. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”
6.6Sourcing of Raw Materials
Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, composite, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand. Lion has, in certain cases, entered into long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries and cells. Lion also strives to obtain components from multiple sources whenever possible. However, some of the components used in Lion’s vehicles, including certain key battery system components, are purchased from a single source supplier or limited source suppliers. In such instances, Lion seeks as much as possible to establish alternate supply relationships and obtain or engineer replacement components in order to mitigate supply risk. The Company does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”
Prior to the commencement of its manufacturing operations at the Battery Plant, Lion relied only on third-party battery suppliers to source battery cells, modules and packs that it integrated in its vehicles. In connection with the establishment of its manufacturing operations at the Battery Plant, Lion now manufactures its own battery modules and packs that integrate 21700 cylindrical battery cells sourced from third-party suppliers, principally in the short term under the Cell Supply Agreement entered into in November 2022. See “Multi-Year Cell Supply Agreement” under section 5 of this Annual Information Form entitled “General Development of the Business.” While Lion intends to continue in certain instances to rely on third-party suppliers for battery packs, it expects to increase optimization for product design, cost and production efficiency over time by producing battery packs in-house. As previously disclosed, the Company initiated in fiscal 2022 arbitration proceedings with Romeo relating to the multi-year battery pack supply contract entered into with Romeo Systems, Inc. ("Romeo") (who became a subsidiary of Nikola Corporation (''Nikola'')) in November 2020. In light of Romeo’s liquidation proceedings, such arbitration proceedings against Romeo have been terminated during fiscal 2023, and the Company made the decision to mount its Lion8T trucks with the Company’s proprietary battery packs manufactured at the Battery Plant. See section 13 of this Annual Information Form entitled “Legal Proceedings and Regulatory Actions.”
6.7Seasonality
The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new product features may be introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.
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6.8Government Regulation
Vehicle Safety Regulations
The vehicles that Lion manufactures and sells are subject to various and complex safety standards across jurisdictions where Lion operates. In the United States, the National Traffic and Motor Vehicle Safety Act of 1966 (the “Safety Act”) regulates vehicles and vehicle equipment by prohibiting the sale of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by the National Highway Transportation Safety Administration (“NHTSA”). In Canada, the Motor Vehicle Safety Act (the “MVSA”) regulates vehicles, and Transport Canada develops and enforces Motor Vehicle Safety Standards which are generally harmonized with the standards in the United States. Lion is also subject to similar laws and regulations at the U.S. state and Canadian provincial levels in all states and provinces where it sells its vehicles. Meeting or exceeding such safety standards is costly and has continued to evolve alongside developments in technology and safety expectations. Lion continuously evaluates requirements for licenses, approvals, certificates and governmental authorizations with a view to obtain or comply with the various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service its vehicles in the United States and Canada. Such requirements include rigorous testing and the use of approved materials and equipment. In addition, governmental agencies generally mandate that new all-electric trucks and bus models, and subsequent material changes to those models, be physically tested to meet certain performance standards in order to be eligible to receive governmental funding.
Environment and Other Regulatory Matters
Although Lion’s vehicles qualify as zero emission vehicles (“ZEVs”), they are subject to regulations regarding vehicle emissions. For example, in the United States, every class of heavy-duty engines or vehicles must receive Certificate of Conformity (“COCs”) from the EPA prior to being sold. These COCs must be obtained for each model year of production, and failure to obtain them prior to entering Lion’s vehicles into commerce may result in substantial fines or penalties. In addition, the California Air Resources Board (“CARB”) requires that every model year be zero-emission certified by executive order of the Company. The CARB certification is required to participate in California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (“HVIP”) described below.
In Canada, the Heavy-duty Vehicle and Engine Greenhouse Gas Emission Regulations adopted under the Canadian Environmental Protection Act, 1999, establish Canadian emission standards and test procedures for Canadian manufacturers, distributors and importers of heavy-duty vehicles. These standards and procedures are aligned with the requirements of the United States Code of Federal regulations for on-road heavy-duty vehicles and engines published by the EPA, parts of which are incorporated by reference in the regulations, However, testing and other requirements to demonstrate compliance may vary, adding to the regulatory complexity of Lion’s operations.
The use, storage, transport, and disposal of Lion’s battery packs is subject to extensive regulation. Lithium-ion cells may be regulated as “hazardous” or “dangerous” goods under several regulatory regimes in both the United States and Canada. For example, Lion’s battery packs are subject to testing requirements before they can be transported, and they must be transported in keeping with various conditions which vary by mode of transportation. Lion may also be responsible for the recycling and proper disposal of expended batteries from its vehicles. In addition to the proper handling, recycling, and disposal of expended batteries, Lion’s operations are subject to a wide range of laws and regulations related to the protection of the environment, including those regulating air emissions, discharges to water, waste management, worker health and safety, and environmental cleanup.
6.9Subsidies and Funding Opportunities
With heightened focus on the global environment, various subsidy and financial incentives programs have been introduced by governmental authorities in Canada and the United States in order to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is currently highly influenced by such
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federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles1. Additionally, demand for Lion’s vehicles is and is expected to become increasingly influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in the United States and Canada (notably in the State of California and in the Province of Quebec, among others) designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state or provincial roads by specified dates and the enactment of various laws and other programs in support of these goals. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”
U.S. Subsidies and Incentive Programs
At the U.S. federal level, the Biden administration signed into law the Bipartisan Infrastructure Law which includes a total of $7.5 billion to build out a national electric vehicle charging infrastructure network and under which the EPA launched its Clean School Bus Program (the “EPA Program”) which is expected to provide $5 billion over the five-year period between 2022 and 2026 to replace existing school buses with zero-emission and low-emission models.
In May 2022, the EPA announced the availability of $500 million under the first round of funding of the EPA Program, which amount was subsequently increased to $945 million. On April 25, 2023, the EPA announced the availability of an additional $400 million of grants through a new 2023 grant funding round (the "2023 grant round") under the EPA Program which was more than doubled in January 2024 as further described below, and on September 28, 2023, the EPA announced additional funding of up to $500 million through a rebate round, in respect of which applications are now closed and awards are expected to be announced in April 2024. Please refer to the EPA's website for additional information on the EPA Program: https://www.epa.gov/cleanschoolbus. On January 8, 2024, the EPA announced that it more than doubled the funding amount initially announced for the 2023 grant round, thereby allocating nearly $1 billion to 67 applicants. Based on the EPA, the awards under the 2023 grant round are expected to facilitate the purchase of over 2,700 clean school buses in 280 school districts serving over 7 million students across 37 states. See section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights” for more information on the EPA Program.
The Biden administration also signed into law the Inflation Reduction Act of 2022, which includes a program under which purchases of new Class 4-8 electric vehicles may qualify for a commercial clean vehicle credit of up to $40,000 under the Internal Revenue Code (IRC). Lion has been approved by the Internal Revenue Service as a qualified manufacturer for the commercial clean vehicle credit such that Lion’s all-electric trucks sold in the United States starting January 1, 2023 may be eligible for such clean vehicle credit.
U.S. states and Air Quality Districts have also implemented various programs to offset carbon emissions, such as Zero-Emission Vehicle (ZEV) credit trading mechanisms currently adopted by seven U.S. states and New York City’s plan to electrify its school bus fleet by 2035. Additionally, several states and Washington D.C. have signed the Multi-State Medium and Heavy-Duty Zero Emission Vehicle Memorandum of Understanding, committing to implement the Advanced Clean Truck (ACT) rule which has an objective of having 100% of all new medium and heavy-duty vehicle sales be zero-emission by 2050, with an interim target of 30% zero-emission vehicle sales by 2030.
In California, the California Air Resources Board approved in November 2022 the fiscal 2022-2023 Funding Plan for Clean Transportation Incentives, which includes certain policy changes from previous years and an allocation of over $1.7 billion to be administered by the California’s Hybrid and Zero-
1 As further detailed in the Company’s fiscal 2023 MD&A, substantially all sales and deliveries of Lion vehicles are subject to the granting of such subsidies and incentives. To date, the subsidies and incentive programs Lion’s customers have applied for include Transport Quebec’s School Transport Electrification and Eco-Trucking Programs (Programme d’électrification du transport scolaire et Programme Écocamionnage), the Canadian federal government’s Zero-Emission Transit Fund (ZETF) and Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP), California Energy Commission – School Bus Replacement Program and the U.S. Environmental Protection Agency Clean School Bus Program. See sections 10.0 and 23.0 of the Company's fiscal 2023 MD&A entitled “Order Book” and “Risk Factors.”
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Emission Truck and Bus Voucher Incentive Project (HVIP). HVIP provides a point-of-sale rebate to organizations that purchase fleets of hybrid and electric trucks and buses. Under the HVIP, at delivery, customers will pay the purchase price of the vehicle minus the voucher amount, and Lion will receive the amount of the voucher directly, subject to and once CARB certification is completed.
Canadian Subsidies and Incentive Programs
In Canada, the Canadian federal government has established the Zero Emission Transit Fund (“ZETF”) through which the Canadian federal government plans on investing C$2.75 billion over five years to support public transit and school bus electrification. December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the program, unless otherwise agreed by Infrastructure Canada. Lion and its clients continue to experience delays in the processing of applications filed under the ZETF, and if such delays persist, orders subject to ZETF grants may be cancelled, in whole or in part, or be subject to renegotiation. See sections 10.0 and 23.0 of the Company’s fiscal 2023 MD&A entitled “Order Book” and “Risk Factors.” In addition, the Canada Infrastructure Bank has launched a C$1.5 billion debt funding assistance program to assist public transit and school bus operators in their transition towards electrification.
The Canadian federal government also launched in June 2022 C$547.5 million of funding over four years (or until available funding is exhausted) for the Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, which offers Canadian organizations, provinces, territories and municipalities point-of-sale incentives towards the purchase or lease of eligible medium- and heavy-duty zero-emission vehicles and which can be applied in addition to any provincial or territorial incentive.
In Quebec, the provincial government previously announced its Green Economy Plan which includes C$5 billion in funding (including C$246 million towards truck electrification and C$250 million towards school bus electrification) with the objective of electrifying 55% of all transit buses and 65% of all school buses in the province by 2030 as well as the objective of cutting greenhouse gas emissions and banning sales of gasoline-powered consumer and light-duty vehicles by 2035. The Green Economy Plan includes various programs to assist school and transit bus fleets as well as medium and heavy-duty trucks electrification, including Transport Quebec’s School Transport Electrification and Eco-Trucking Programs (Programme d’électrification du transport scolaire et Programme Écocamionnage).
In an effort to phase-out diesel-powered buses, the Quebec provincial government has also banned sales of new diesel-powered school buses in the province. Similar programs have also been established by the British Columbia provincial government called Specialty Use Vehicle Incentive for Utility Vehicles (SUVI) and Commercial Vehicle Pilots Program (CVP).
6.10Property, Plants and Equipment
Lion has one vehicle manufacturing facility in Canada located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. To date, a majority of the vehicles sold by the Company have been produced at its Saint-Jerome facility.
Lion has the Joliet Facility, a manufacturing facility in the United States located in Joliet, Illinois, which is approximately 30 miles (or 45 km) south of Chicago, Illinois and which will support the Company in addressing the increasing demand in the marketplace for “Made in America” zero-emission vehicles.
Lion also has the Lion Campus, which is located at the YMX International Aerocity of Mirabel, Quebec and which consists of the Battery Plant and the Innovation Center. The Innovation Center building is currently being used for various purposes, including as a testing and certification center for vehicles and batteries, a pre-delivery inspection site, a showroom and delivery center, and as warehousing space, in order to leverage space available and optimize operational efficiency.

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Except for the Innovation Center, all of such properties are leased by Lion and Lion does not own any real property.

Facility	Principal Production Activity	Approximate Square Footage	Estimated Current Maximum Annual Capacity(1)	Estimated Maximum Annual Capacity at Full Scale(2)
Saint-Jerome, Qc Canada	Head Office Manufacturing Facility In-house R&D Testing Center Experience Center	200,000	2,500 vehicles	2,500 vehicles
Joliet, IL, United States	Manufacturing Facility	900,000	2,500 vehicles	20,000 vehicles(3)
Mirabel, Qc, Canada	Battery Manufacturing Facility	175,000	1.7 gigawatt hours	5 gigawatt hours(4)
(1) While the Saint-Jerome facility, the Joliet Facility and the Battery Plant currently have infrastructure in place to achieve a production capacity of up to 2,500 vehicles, up to 2,500 buses and up to 1.7 GWh, respectively, on an annual basis, the Company’s operations are currently being conducted on a lower scale and it has limited experience to date in high volume manufacturing. See section 2 of this Annual Information Form entitled “Cautionary Note Regarding Forward-Looking Statements” and section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”
(2) The estimated maximum annual capacity at full scale represents management’s estimates of the projected maximum annual vehicle production capacity at the facility after completion of the production ramp-up and scale-up of manufacturing operations. Management’s expectations with respect to the ramp-up of production and estimated maximum capacity are based on a number of assumptions and may be subject to change, and there is no assurance that the Company’s plan will materialize as expected. See section 2 of this Annual Information Form entitled “Cautionary Note Regarding Forward-Looking Statements” and section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights.”
(3) The Joliet Facility currently has the infrastructure in place, including the production line and equipment, to achieve a production capacity of up to 2,500 buses on an annual basis. While the Company initially planned that, at full scale, the production capacity of the Joliet Facility would be principally focused on the production of trucks, as previously disclosed, the Company expects to rely on the truck manufacturing capacity available at its Saint-Jerome manufacturing facility to address current customer demand. See section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights” for more information on the Joliet Facility.
(4) See section 8.0 of the Company’s fiscal 2023 MD&A entitled “Operational Highlights” for more information on the Lion Campus.

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Other Facilities
The following table provides a list of the other main facilities currently leased by Lion, together with approximate square footage for each facility:

Facility	Principal Activity	Approximate Square Footage
Montreal, Qc	Engineering R&D Center	5,000
Terrebonne, Qc	Administrative Office Experience Center	45,000
Sainte-Sophie, Qc	Warehouse	5,000
Moncton, N.B.	Experience Center	10,000
Richmond, B.C.	Experience Center	18,000
Auburn, WA	Experience Center	10,000
Sacramento, CA	Experience Center	28,000
Los Angeles, CA	Experience Center	13,000
Jacksonville, FL	Experience Center	10,000
Shakopee, MN	Experience Center	3,280
Richmond, VA	Experience Center	8,000
Milton, VT	Experience Center	17,000
Denver, CO	Experience Center	18,000
6.11Research and Development
Lion’s team of engineers and other R&D professionals conducts development activities from its three R&D centers in Mirabel, Quebec, Saint-Jerome, Quebec, and Montreal, Quebec.
Lion’s R&D is currently focused on enhancing existing vehicles and features and continuing the development of proprietary battery systems and specialized applications that can be integrated into Lion’s vehicles. Lion’s main R&D costs consist of expenditures towards assembly of prototype vehicles, the design, establishment, purchase, and implementation of equipment, as well as costs relating to its R&D professionals performing development activities.
6.12Employees
The Company currently has approximately 1,350 employees in Canada and the United States across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.
None of Lion’s employees is a party to a collective bargaining agreement or represented by a labour union.
In November 2023, the International Association of Machinists and Aerospace Workers (“IAM”) filed a petition for an election with the National Labor Relations Board (“NLRB”) to represent the Company’s full time and regular part-time production and warehouse employees at the Joliet Facility, with certain exceptions. The United Automobile Aerospace and Agricultural Workers of America (“UAW”) filed a petition to intervene in the election. The election was held on December 21, 2023 and the results have not yet been finalized in light of certain votes being challenged. A hearing with the NLRB was held in February 2024 to resolve certain challenged ballots and a decision from the NLRB is expected in the near future to determine the outcome of the election. In the event neither the IAM nor the “no union” option receive a majority of the ballots cast, the NLRB will conduct a runoff election between the Company and the IAM.
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The UAW ceased to participate in the process considering that it did not receive a sufficient number of votes. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors”.
6.13Customers
Lion’s vehicles target a wide array of customers including third-party school bus operators, school districts, carriers, consumer goods companies, waste management operators, manufacturers, utilities as well as governmental agencies. Lion is focusing its sales efforts towards medium to large fleet owners via its direct-to-customer sales model.
The customer breakdown for school buses varies across jurisdictions in the United States and Canada but consists mainly of school bus operators and school districts.
6.14Competition
Lion competes in the medium and heavy-duty urban vehicle market, ranging from commercial trucks to buses. The North American medium and heavy-duty urban truck market is highly competitive today and Lion expects it will become even more so in the future. Lion’s competition for their trucks comes from manufacturers of purpose-built all-electric vehicles such as Nikola, BYD, and Xos, manufacturers of hybrid/retrofit EVs such as Workhorse, and manufacturers of trucks with internal combustion engines powered by diesel fuel. Lion cannot assure that customers will choose its vehicles over those of its competitors’ diesel-powered trucks. North American school bus market is mainly concentrated in the hands of three incumbent automotive original equipment manufacturers (“OEMs”) selling both diesel school buses as well as electric school buses: Blue Bird Corporation, Thomas Built Buses (Daimler), and IC Bus (Navistar International, subsidiary of Traton). In addition to the incumbent diesel school bus OEMs, a few early-stage EV OEMs have entered in competition with Lion such as Green Power Motor, which offers purpose-built electric Type D school buses. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors”.
Lion’s management believes the primary competitive factors in both the truck and bus industries include
•total cost of ownership (“TCO”), which is impacted by, among other things, pricing of electric vehicles, available subsidies and incentives, energy costs and maintenance and repair costs over the useful life of a vehicle;
•vehicle range and payload capacity;
•quality and reliability;
•safety;
•customer experience;
•technological innovation and charging expertise; and
•compliance with environmental regulation.
Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Over time, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically makes it more difficult for the lower energy and maintenance costs to significantly offset the currently higher upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, governmental subsidies and incentives are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result of, among other things, reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization and fixed cost
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absorption, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of governmental subsidies and incentives. See section 23.0 of the Company’s fiscal 2023 MD&A entitled “Risk Factors.”
6.15Risk Factors
The Company’s risk factors are discussed starting on page 49 of the Company’s fiscal 2023 MD&A and are incorporated by reference in this document. The Company’s fiscal 2023 MD&A is available on the Company’s website, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). These risks may not be the only risks the Company faces. Other risks of which management is not aware or which are currently deemed to be immaterial may arise and have a material adverse impact on the Company, its business, results from operations or financial condition.
7.0Description of Capital Structure
The Company’s authorized share capital consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of preferred shares (the “Preferred Shares”), issuable in one or more series. As at February 28, 2024, there were 226,215,913 Common Shares issued and outstanding, and no preferred shares were issued and outstanding. The Company also has four series of warrants to purchase Common Shares outstanding as further described in section 7.3.
The summary below of the rights, privileges, restrictions and conditions attaching to the shares of the Company is subject to, should be read in conjunction with, and is qualified by reference to, the Company’s articles and by-laws, available on the Company’s website at www.thelionelectric.com under the “Investors” section.
7.1Common Shares
Voting Rights
Holders of Common Shares are entitled to one vote for each share held at any meeting of the shareholders of the Company, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to provisions of the QBCA or the specific attributes of such class or series.
Dividends
Subject to the prior rights of the holders of any Preferred Shares as to dividends, the holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors out of the funds that are available for the payment of dividends.
Liquidation
Subject to the prior payment to the holders of Preferred Shares, in the event of the Company’s voluntary or involuntary liquidation, dissolution or winding-up or other distribution of the Company’s property and assets among its shareholders for the purposes of winding up the Company’s affairs, the holders of Common Shares are entitled to share pro rata in the distribution of the balance of the Company’s remaining property and assets.
Rights and Preferences
The holders of Common Shares have no preemptive, conversion rights or other subscription rights attaching to the Common Shares. There are no redemption or sinking fund provisions applicable to Common Shares. There is no provision in the Articles requiring the holders of Common Shares to contribute additional capital or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of Common Shares are subject to and may be adversely affected by, the rights of the holders of any series of Preferred Shares that the Company’s Board may designate in the future.
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7.2Preferred Shares
Pursuant to the Articles, the Company’s Board is authorized to issue, without shareholder approval, an unlimited number of Preferred Shares, issuable in one or more series, and, subject to the provisions of the QBCA, having such designations, rights, privileges, restrictions and conditions, as the Company’s Board may determine, and such rights and privileges, including, without limitation, any right to receive dividends (which may be cumulative, non-cumulative or partially cumulative and variable or fixed), the rate or rates, amount or method or methods of calculation of preferential dividends and whether such rate or rates, amount or method or methods of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the rights of redemption (if any) and the redemption price and other terms and conditions of redemption, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights and the conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto, as the Company’s Board may determine, and such rights and privileges may be superior to those of the Common Shares. Except as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holder of Preferred Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.
7.3Warrants to Acquire Common Shares
2023 Warrants
On July 19, 2023, the Company completed the private placement of the 2023 Warrants in connection with the closing of the 2023 Financing. Each whole 2023 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of C$2.81 per Common Share for a period of five years ending July 19, 2028, subject to adjustments in certain customary events. The 2023 Warrants provide for adjustment in the number of Common Shares issuable upon the exercise of the 2023 Warrants and/or the exercise price per Common Share upon the occurrence of certain events.
Upon a change of control of the Company, the Company will have the right to redeem and cancel all of the outstanding 2023 Warrants for a cash purchase price based on the remaining term of the 2023 Warrants and the value of the consideration offered or payable per Common Share in the transaction constituting the change of control (the “Redemption Price”). In addition, upon a change of control of the Company resulting in (or which is reasonably anticipated to result in) the Common Shares ceasing to be listed on a stock exchange, the holders of 2023 Warrants may require the Company to redeem and cancel all 2023 Warrants at the Redemption Price subject to and on the date such transaction resulting in a change of control is completed.
As of February 28, 2024, 22,500,000 2023 Warrants were issued and outstanding.
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2022 Warrants
On December 16, 2022, the Company entered into a warrant indenture (the “2022 Warrant Indenture”) with TSX Trust Company, as warrant agent (the “Warrant Agent”), in connection with closing of the December 2022 Offering. The 2022 Warrant Indenture governs the 2022 Warrants. Each whole 2022 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $2.80 per Common Share for a period of five years ending December 15, 2027, subject to adjustment in certain customary events. The 2022 Warrant Indenture provides that, subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Company is entitled to purchase in the market, by private contract or otherwise, all or any of the 2022 Warrants then outstanding, and any 2022 Warrants so purchased will be cancelled. The 2022 Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the 2022 Warrants and/or the exercise price per Common Share upon the occurrence of certain events.
The 2022 Warrants are trading on the NYSE under the symbol “LEV WSA” and on the TSX under the symbol “LEV.WT.A.” As of February 28, 2024, 22,637,795 2022 Warrants were issued and outstanding.
Business Combination Warrants
Upon completion of the Business Combination, 27,111,741 warrants to purchase shares of NGA’s common stock were converted into an equivalent number of warrants to acquire Common Share (each, a “Business Combination Warrant”), 15,972,672 of which were public Business Combination Warrants and 11,139,069 of which were private Business Combination Warrants. The Business Combination Warrants are governed by a warrant agreement dated August 7, 2020 (the “Business Combination Warrant Agreement”), which agreement was assumed by the Company pursuant to a warrant assignment and assumption agreement dated May 6, 2021, between the Company, NGA, American Stock Transfer & Trust Company, LLC, and Continental Stock Transfer & Trust (the “Business Combination Warrant Assignment Agreement”).
Each Business Combination Warrant entitles the holder to acquire one Common Share at an exercise price of $11.50 per Common Share until May 6, 2026, subject to adjustment in certain customary events.
The public Business Combination Warrants may be redeemed by the Company in whole at a price of $0.01 per public Business Combination Warrant, provided that the last reported sales price of the Common Shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Business Combination Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption.
Each private Business Combination Warrant may be exercised on a cashless basis and may not be redeemed by the Company for so long as it is held by Northern Genesis Sponsor LLC or any of its permitted transferees. Once transferred to any person that is not Northern Genesis Sponsor LLC or any of its permitted transferees, a private Business Combination Warrant becomes treated as a public Business Combination Warrant.
The Business Combination Warrants are trading on the NYSE under the symbol “LEV WS” and on the TSX under the symbol “LEV.WT.” As of February 28, 2024, 27,111,323 Business Combination Warrants were issued and outstanding.
Specified Customer Warrant
In connection with entering into the MPA, Lion issued on July 1, 2020 a warrant to purchase Common Shares (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Specified Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by the Specified Customer and its affiliates on Lion products or services. At the election of the Specified Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise
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price of the Specified Customer Warrant corresponds to $5.66 per Common Share and the Specified Customer Warrant will be, if and when fully vested, exercisable for 35,350,003 Common Shares upon an exercise on a cash basis. Full vesting of the Specified Customer Warrant requires spending of at least $1.2 billion on Lion products or services over the term of the Specified Customer Warrant, subject to partial or full accelerated vesting upon the occurrence of certain events, including a change of control of Lion (as such term is defined in the Specified Customer Warrant) or a termination of the MPA by the Specified Customer for cause. Pursuant to the Specified Customer Warrant, if Lion or its shareholders propose to initiate a process to explore, or to accept any offer or enter into negotiations with respect to, a change of control of Lion (as defined in the Specified Customer Warrant), Lion must provide written notice thereof to the Specified Warrantholder prior to entering into any definitive agreement or binding letter of intent with respect to any such proposed transaction, and the Specified Warrantholder has the right to enter into non-exclusive, good faith negotiations with Lion and its shareholders in respect of any such proposed transaction.
As of February 28, 2024, (i) the vested portion of the Specified Customer Warrant was exercisable for a number of Common Shares representing approximately 2.3% of all Common Shares issued and outstanding on a partially-diluted basis. The Specified Customer Warrant has a term expiring on July 1, 2028 and the Specified Warrantholder has customary registration and information rights.
The description of the 2022 Warrants, the Business Combination Warrants and the Specified Customer Warrant is only a summary of the material features of the 2022 Warrants, the Business Combination Warrants and the Specified Customer Warrant. This summary should be read in conjunction with, and is qualified in its entirety by reference to, the 2022 Warrant Indenture, the Business Combination Warrant Agreement and Specified Customer Warrant, which are available on the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
7.4Convertible Debentures
2023 Convertible Debentures
The 2023 Convertible Debentures bear interest at the rate of 13% per annum, compounded monthly on the last day of each month. Prior to any accrual date, the Company has the right, at its discretion, to make an election to pay interest accrued on the principal for the applicable month in cash (in which case any interest so paid shall not be compounded).
The 2023 Convertible Debentures will mature on July 19, 2028 and are convertible at the holders’ option into Common Shares at a conversion price of $2.58 per Common Share. The conversion price is subject to customary adjustments, including for share splits or consolidation, share dividends, rights offerings, asset or other distributions and above market repurchases of shares (including above market exchanges or tender offers), in each case in compliance with the rules and requirements of the TSX relating to anti-dilution mechanisms.
The 2023 Convertible Debentures contain customary covenants and events of default for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the 2023 Convertible Debentures, and (ii) that a default shall only occur under the 2023 Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company's financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period). The 2023 Convertible Debentures also include certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Quebec and certain covenants limiting the incurrence of capital expenditures over the term of the 2023 Convertible Debentures, including limits on capital expenditures towards increasing production capacity at the Company’s manufacturing facilities beyond certain capacity as well as limits on the incurrence of maintenance and other capital expenditures.
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The 2023 Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, the occurrence of an event of default under any other debt of the Company with a principal amount exceeding $15,000,000 if such default results in the acceleration of the amounts owed thereunder. Upon the occurrence of an event of default under the 2023 Convertible Debentures or, if later, at the expiry of any agreed-upon period for curing an event of default, as the case may be, holders of 2023 Convertible Debentures will have the right, upon giving written notice to the Company, to (i) require the Company to redeem all of their 2023 Convertible Debentures, or (ii) require that the principal amount of the 2023 Convertible Debentures, plus any accrued, compounded and unpaid interest, be converted into Common Shares, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment as set forth below.
Upon the occurrence of a “fundamental change”, including a change of control of the Company or the Company failing to comply with the covenants to maintain the current headquarters, employees and facilities of the Company in the province of Quebec, holders of 2023 Convertible Debentures will either (i) convert all of their 2023 Convertible Debentures, with the number of Common Shares issuable upon such conversion being subject to a grid-based “make-whole” adjustment, or (ii) require the Company to repurchase for cash all of their 2023 Convertible Debentures at a repurchase price equal to 150% of the principal amount and the accrued, compounded and unpaid interest.
In the event holders of 2023 Convertible Debentures elect to convert their 2023 Convertible Debentures upon a fundamental change or an event of default, the number of Common Shares issuable upon such conversion will be subject to a grid-based “make-whole” adjustment pursuant to which the conversion rate determining the number of Common Shares issuable will be increased by a number of Additional Shares, (i) in the case of a conversion in connection with a fundamental change, based on a reference price on the date on which the fundamental change occurs or becomes effective, or (ii) in the case of a conversion following an event of default, based on a reference price on the date on which the holder exercises its conversion right.
8.0Dividends
The Company has never declared or paid any dividends on its Common Shares, and the Company anticipates reinvesting earnings to finance its business and its growth strategy, and does not anticipate declaring any cash dividends to holders of Common Shares in the foreseeable future.
The payment of future dividends, if any, will be reviewed periodically by Lion’s Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund the Company’s commercial activities, contractual restrictions (including under the Revolving Credit Agreement), development and growth, and other factors that the Company’s Board may consider appropriate in the circumstances. See “Credit Agreement with Banking Syndicate” under section 9 entitled “Description of Material Indebtedness” of this Annual Information Form.
9.0Description of Material Indebtedness
Credit Agreement with Banking Syndicate
Lion is a party to the Revolving Credit Agreement which was entered into on August 11, 2021 with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec, as amended on January 25, 2022, to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement, from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 (the "July 2023 Amendment") to permit the incurrence of the 2023 Financing, extend the maturity of the Revolving Credit Agreement by one year to
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August 11, 2025, and provide for an availability block and the establishment of an interest reserve account.
The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves.
The credit facility under the Revolving Credit Agreement currently bears interest at a floating rate by reference to the Canadian prime rate or pursuant to banker’s acceptance based on the CDOR rate, if in Canadian dollars, or the U.S. base rate or Term Secured Overnight Financing Rate (SOFR), if in U.S. dollars, as applicable, plus the relevant applicable margin. The Revolving Credit Agreement matures on August 11, 2025. The obligations under the Revolving Credit Agreement are secured by a first priority security interest, hypothec and lien on substantially all of Lion’s and certain of its subsidiaries’ movable property and assets (subject to certain exceptions and limitations). The Revolving Credit Agreement includes certain customary affirmative covenants, restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets and thresholds. The Revolving Credit Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Finally, the Revolving Credit Agreement also requires Lion to maintain certain financial ratios and namely, an all times tangible net worth test and a springing fixed charge coverage ratio based on a minimum availability test which may, from time to time, impact the maximum amount available under the revolving credit facility. Further, in accordance with the July 2023 Amendment, the amount available under the revolving credit facility provided under the Revolving Credit Agreement is subject to an availability block of C$10,000,000 which, upon availability dropping below 30% and so long as no default then exist or would result therefrom, may become available and be drawn to fund an interest reserve account to be made subject to the control of the administrative agent and collateral agent under the Revolving Credit Agreement. Such interest reserve account amounts can be used to pay interest under the Non-Convertible Debentures if no default or event of default shall have occurred and be continuing or shall result therefrom.
This description of the Revolving Credit Agreement is only a summary of the material features of the Revolving Credit Agreement. This summary should be read in conjunction with, and is qualified in its entirety by reference to, the Revolving Credit Agreement, which is available on the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
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Financing Agreement with Investissement Quebec
On July 1, 2021, the Company entered into the IQ Loan with Investissement Quebec relating to the construction of the Lion Campus. The IQ Loan provides for financing of up to C$50,000,000. On July 19, 2023, in connection with the 2023 Debenture Financing, the IQ Loan was amended (the “IQ Loan 2023 Amendment”) to allow holders of the Non-Convertible Debentures to benefit from a second-priority hypothec on substantially all movable/personal property of the Company, subject to certain exceptions in regards to excluded assets, and a first-rank hypothec on each of the immovable/real rights related to the Company’s Innovation Center facility located in Mirabel, Quebec and battery factory equipment financed by Investissement Quebec.
As part of the IQ Loan 2023 Amendment, the potential forgiveness of up to 30% of the IQ Loan subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities was replaced with certain financial penalties of up to C$3,000,000 and/or C$15,000,000 for the Company, pro-rated based on the proportion of criteria achieved and the borrowing amount relative to the C$50,000,000 maximum. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to Investissement Quebec for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$50,000,000. Disbursement by Investissement Quebec is conditional upon, among other things, the Company’s compliance with certain affirmative and negative covenants as set out in the IQ Loan, including covenants relating to Company’s creation and maintenance of workforce, operations and R&D activities.
The IQ Loan bears interest at a fixed rate of 4.41%, and will be repayable over a ten-year term, beginning in June 2027. The IQ Loan contains certain affirmative and negative covenants, including covenants relating to the Company’s workforce, operations and R&D activities and to the location of its head office in the Province of Quebec, as well as certain financial covenants. Following the IQ Loan 2023 Amendment and the purchase of the equipment used in the battery factory of the Company, the obligations under the IQ Loan are secured by a second-priority hypothec on the Company's immovable (real) property rights related to the Innovation Center facility located on the Lion Campus and the equipment used in connection with the battery factory of the Company, and a hypothec on substantially all of the Company’s other movable property and assets (subject to certain exceptions and limitations in regards to excluded assets) ranking after those securing the Revolving Credit Agreement, the Non-Convertible Debentures and the Finalta-CDPQ Loan Agreement.
In connection with the IQ Loan, the Company has undertaken in favour of Investissement Quebec to: (i) maintain its head office and principal decision making center in the Province of Quebec until the earlier of (a) the date on which Investissement Quebec ceases to hold at least 50% of the Common Shares it held as of closing of the Business Combination (including, for greater certainty, the Common Shares acquired in the PIPE Financing and any shares which Investissement Quebec may acquire from time to time through a treasury issuance of Lion), and (b) the date on which, at any time after May 6, 2026, Lion’s Board determines, in good faith, that maintaining Lion’s head office or its principal decision making center in the Province of Quebec would be incompatible with the exercise of its fiduciary duties under applicable laws; (ii) build and operate its first battery manufacturing and development plant in the Province of Quebec; and (iii) invest in its Quebec-based production capacity such that it can satisfy demand originating from Canadian-based clients through its Quebec plant(s).
Financing Agreement with Strategic Innovation Fund (SIF) of the Government of Canada
On August 19, 2021, the Company entered into an unsecured non-interest bearing loan agreement with the Strategic Innovation Fund of the Government of Canada relating to the construction of the Lion Campus (the “SIF Loan”). The SIF Loan provides for financing of up to C$49,950,000, of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the
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facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. Funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from the SIF is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. The Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to the SIF for reimbursement of a predetermined percentage of eligible qualified expenditures up to C$49,950,000. Disbursement by the SIF is conditional upon, among other things, the Company’s compliance with certain affirmative and negative covenants as set out in the SIF Loan, including covenants relating to Company’s creation and maintenance of workforce, operations and R&D activities. The SIF Loan is repayable over a 15-year term beginning in April 2026.
In connection with the SIF Loan, the Company has committed in favour of the Strategic Innovation Fund of the Government of Canada to maintain its headquarters and St-Jerome vehicle production facility and its battery assembly facility in the Province of Quebec, create and maintain a certain number of jobs in Canada, and make a minimum amount of research and development expenditures in Canada.
Loan Agreement with Finalta-CDPQ
On November 8, 2022, Lion entered into the Finalta-CDPQ Loan Agreement with Finalta, as lender and administrative agent, and Caisse de dépôt et placement du Quebec (through one of its subsidiaries), as lender, to finance certain refundable tax credits and grants under government programs. The Finalta-CDPQ Loan Agreement provides for a loan facility of up to a principal amount of C$30 million and bears interest at the rate of 10.95% per annum. The obligations thereunder are secured by a first priority security interest, hypothec and lien in certain tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other movable property and assets. The Finalta-CDPQ Loan Agreement matures on November 6, 2024. The Finalta-CDPQ Loan Agreement includes certain customary restrictions and negative covenants on Lion’s and its subsidiaries’ activities, subject to certain exceptions, baskets, and thresholds. The Finalta-CDPQ Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, the lenders would be entitled to demand the immediate repayment of all amounts owing to them under the Finalta-CDPQ Loan Agreement and/or the lenders may exercise their other rights, remedies and/or recourses.
2023 Convertible Debenture
On July 19, 2023, as part of the 2023 Financing, the Company issued by way of private placement to a group of subscribers comprised of Investissement Québec, Fonds de solidarité des travailleurs du Québec (F.T.Q.) and Fondaction the 2023 Convertible Debentures, for aggregate gross proceeds to the Company of approximately $74 million. The 2023 Convertible Debentures bear interest at the rate of 13% per annum, compounded monthly on the last day of each month. Prior to any accrual date, the Company has the right, at its discretion, to make an election to pay interest accrued on the principal for the applicable month in cash (in which case any interest so paid shall not be compounded). The 2023 Convertible Debentures will mature on July 19, 2028 and are convertible at the holders’ option into Common Shares at a conversion price of $2.58 per Common Share. See “2023 Convertible Debentures” under section 7 of this Annual Information Form entitled “Description of Capital Structure.”
2023 Non-Convertible Debenture
On July 19, 2023, as part of the 2023 Financing, the Company issued by way of private placement to a group of subscribers led by Mach Group and the Mirella & Lino Saputo Foundation the 2023 Non-Convertible Debentures for aggregate gross proceeds to the Company of C$90 million. The 2023 Non-Convertible Debentures bear interest at the rate of 11% per annum and are payable in cash quarterly. The 2023 Non-Convertible Debentures will mature on July 19, 2028. The Company will have the right, at any time after January 19, 2024, upon 30-day notice, to redeem all or part of the principal amount thereunder, without penalty, at a price equal to one hundred per cent (100%) of the principal amount so redeemed,
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plus accrued and unpaid interest on the principal amount so repaid, accruing to the date of such redemption.
The 2023 Non-Convertible Debentures contain customary covenants for an instrument of its nature, including covenants relating to compliance with the financial ratios and negative covenants included in the Revolving Credit Agreement (provided (i) that any amendment to the financial ratios to which the lenders under the Revolving Credit Agreement consent will automatically be incorporated in the 2023 Non-Convertible Debentures, and (ii) that a default shall only occur under the 2023 Non-Convertible Debentures if a financial ratio default occurs and is continuing on the date that is fifteen business days following the delivery of the Company's financial statements evidencing such event of default, and only if the lenders under the Revolving Credit Agreement have not waived or tolerated such event of default before the expiry of this fifteen business day period), in addition to certain covenants relating to maintaining the current headquarters, employees and facilities of the Company in the province of Quebec.
The 2023 Non-Convertible Debentures contain customary events of default for an instrument of its nature, including, among other things, (i) the occurrence of an event of default under the Revolving Credit Agreement if such default results in the acceleration of the payments owed thereunder and (ii) the occurrence of an event of default under any other debt instrument of the Company with a principal amount exceeding $15,000,000 if such default permits the acceleration of the payment of such debt.
The Non-Convertible Debentures constitute senior secured obligations of the Company and are secured by a hypothec and other liens on substantially all of the Company’s and certain of its subsidiaries’ movable/personal property as well as on the immovable/real rights related to the Company’s innovation center facility located in Mirabel, Quebec and guaranteed by such subsidiaries.
10.0Market for Securities
10.1Trading Price and Volume
Common Shares
The Common Shares are listed for trading on the NYSE and the TSX under the ticker symbol “LEV.” The following table shows the monthly range of high and low prices per share at the close of market on the TSX and on the NYSE for fiscal 2023. The table also shows the total monthly volumes and average daily volumes traded on the TSX and on the NYSE for fiscal 2023.

	TSX			NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2023
January	C$3.73	C$2.72	15,553,059	$2.79	$2.02	28,231,610
February	C$3.80	C$2.96	8,793,661	$2.85	$2.20	14,471,610
March	C$3.25	C$2.32	8,892,394	$2.39	$1.70	21,715,498
April	C$3.45	C$2.25	8,803,984	$2.58	$1.68	18,369,842
May	C$3.23	C$2.48	6,562,504	$2.42	$1.82	14,685,245
June	C$3.02	C$2.40	7,065,956	$2.27	$1.82	14,685,245
July	C$3.53	C$2.53	14,159,746	$2.68	$1.88	23,214,959
August	C$3.53	C$2.64	10,451,454	$2.66	$1.95	18,685,407
September	C$3.08	C$2.52	4,975,244	$2.27	$1.86	11,564,574
October	C$2.71	C$2.12	3,917,150	$2.00	$1.53	12,394,108
November	C$2.58	C$2.05	6,455,434	$1.88	$1.50	11,247,420
December	C$2.60	C$2.14	5,694,941	$1.94	$1.58	10,150,920

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Business Combination Warrants
The Business Combination Warrants are listed on the NYSE under the symbol “LEV WS” and on the TSX under the symbol “LEV.WT.” The following table shows the monthly range of high and low prices per warrant at the close of market on the TSX and on the NYSE for fiscal 2023. The table also shows the total monthly volumes and average daily volumes traded on the TSX and on the NYSE for fiscal 2023.

	TSX			NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2023
January	C$0.70	C$0.41	365,304	$0.51	$0.30	1,668,707
February	C$0.49	C$0.32	115,049	$0.40	$0.21	1,540,239
March	C$0.44	C$0.29	91,587	$0.34	$0.20	1,604,871
April	C$0.33	C$0.15	1,321,805	$0.26	$0.11	2,594,251
May	C$0.34	C$0.25	102,050	$0.26	$0.16	1,706,121
June	C$0.32	C$0.20	128,435	$0.24	$0.16	771,930
July	C$0.41	C$0.20	82,500	$0.32	$0.16	1,220,049
August	C$0.34	C$0.22	98,296	$0.28	$0.15	725,783
September	C$0.26	C$0.16	89,900	$0.19	$0.12	1,567,752
October	C$0.21	C$0.07	104,142	$0.16	$0.08	627,321
November	C$0.19	C$0.09	104,548	$0.15	$0.06	1,011,285
December	C$0.12	C$0.06	195,932	$0.11	$0.04	1,452,960
2022 Warrants
The 2022 Warrants are listed on the NYSE under the symbol “LEV.WSA” and on the TSX under the symbol “LEV.WT.A.” The following table shows the monthly range of high and low prices per warrant at the close of market on the TSX and on the NYSE for fiscal 2023. The table also shows the total monthly volumes and average daily volumes traded on the TSX and on the NYSE for fiscal 2023.

	TSX			NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2023
January	C$1.66	C$0.83	277,100	$1.10	$0.61	1,303,690
February	C$1.51	C$1.00	70,215	$1.08	$0.74	414,362
March	C$1.09	C$0.65	244,105	$0.84	$0.50	376,735
April	C$1.09	C$0.73	34,500	$0.85	$0.52	173,746
May	C$0.97	C$0.60	89,500	$0.77	$0.43	413,036
June	C$0.82	C$0.51	172,497	$0.61	$0.42	82,378
July	C$1.03	C$0.62	112,300	$0.87	$0.48	379,115
August	C$1.13	C$0.65	58,400	$0.81	$0.49	152,616
September	C$0.95	C$0.63	19,200	$0.69	$0.45	99,391
October	C$0.72	C$0.60	17,400	$0.57	$0.41	38,197
November	C$0.72	C$0.59	18,500	$0.55	$0.39	48,316
December	C$0.59	C$0.45	43,375	$0.46	$0.31	358,126
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10.2Prior Sales
The 2023 Convertible Debentures and the 2023 Warrants are not listed or quoted on any marketplace.
On July 19, 2023, the Company issued 13% senior unsecured debentures maturing on July 19, 2028 and that are convertible in accordance with the terms thereof into Common Shares at a conversion price of $2.58. Also on July 19, 2023, the Company issued 22,500,000 Common Shares purchase warrants entitling the holders of the 2023 Non-Convertible Debentures to purchase, in accordance with the terms thereof, a total of 22,500,000 Common Shares at an exercise price of C$2.81 per share for a period of five years ending July 19, 2028. See “General Development of the Business - Financing Transactions for Aggregate Gross Proceeds of $142 million” under section 5 of this Annual Information Form entitled “General Development of the Business” and section 7 of this Annual Information Form entitled “Description of Capital Structure”.
11.0Directors and Officers
11.1Directors and Executive Officers
The following table sets out, as at the date hereof, certain information relating to each director of the Company, including their name, province or state and country of residence, and position(s) with the Company. Directors are elected annually and, unless re-elected, retire from office at the end of the next annual meeting of shareholders.

Name	Province or State and Country of Residence	Position(s) with the Company	Independent
Latasha Akoma	Florida, United States	Director	Yes
Sheila C. Bair	Maryland, United States	Director	Yes
Marc Bedard	Quebec, Canada	CEO-Founder and Director	No
Pierre Larochelle	Quebec, Canada	Director and Chairman of the Board	No
Dane L. Parker	Texas, United States	Director	Yes
Ann L. Payne	Florida, United States	Director	Yes
Pierre-Olivier Perras	Quebec, Canada	Director	No
Michel Ringuet	Quebec, Canada	Lead Director	Yes
Lorenzo Roccia	Italy	Director	Yes
Pierre Wilkie	Quebec, Canada	Director	Yes
The Company’s Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Nominating and Corporate Governance Committee. Each of the committees operates under its own written charter adopted by the Company’s Board, each of which is available on Lion’s website.
The following table sets out, as at the date hereof, the composition of the committees of the Board of Directors.

Human Resources and Compensation Committee	Nominating and Corporate Governance Committee	Audit Committee
Sheila C. Bair	Sheila C. Bair (Chair)	Latasha Akoma
Dane L. Parker	Dane L. Parker	Ann L. Payne
Pierre-Olivier Perras	Ann L. Payne	Michel Ringuet (Chair)
Pierre Wilkie (Chair)	Pierre-Olivier Perras
Lorenzo Roccia
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The following table sets out, as at the date hereof, certain information relating to each executive officer of the Company, including their name, province or state and country of residence, and position(s) with the Company.

Name	Province or State and Country of Residence	Position(s) with the Company	Executive Officer Since
Marc Bedard	Quebec, Canada	CEO-Founder and Director	2008
Nicolas Brunet	Quebec, Canada	President(1)	2019
Richard Coulombe	Quebec, Canada	Chief Financial Officer	2023
Dominique Perron	Quebec, Canada	Chief Legal Officer and Corporate Secretary	2023
Nathalie Giroux	Quebec, Canada	Chief People Officer	2021
Yannick Poulin	Quebec, Canada	Chief Operating Officer	2016
(1) Mr. Brunet was appointed as President of the Company effective as of September 11, 2023. Prior to that, Nicolas served as Executive Vice President and Chief Financial Officer since December 2019.
As a group, the directors and executive officers of the Company beneficially owned, or controlled or directed, directly or indirectly, a total of 27,363,965 Common Shares2, representing approximately 12.1% of the Common Shares outstanding, on a non-diluted basis, as at- December 31, 2023.
11.2Biographies
The following are brief profiles of the directors and executive officers of the Company, including a description of each individual’s principal occupation within the past five years.
Non-Executive Directors
Latasha Akoma
Latasha Akoma has served as a member of Lion’s Board since 2022. Ms. Akoma is Operating Partner at GenNx360 Capital Partner, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market. Prior to joining GenNx360 Capital Partner in 2014, she held several executive leadership positions at Harley-Davidson Motor Company, a company she joined in 2009 as the Director of Operations, with responsibility for vehicle assembly and materials management. Prior to that, Ms. Akoma was a Senior Manager of Paint Operations at Chrysler (formerly DaimlerChrysler) where she held a variety of senior leadership positions in operations and general management. Ms. Akoma has over 26 years of managerial experience in all aspects of manufacturing, operations and business strategies. Ms. Akoma holds an MBA from Northwestern’s Kellogg School of Management, an MSc in Engineering Management from the University of Michigan, and a BSc in Mechanical Engineering with a minor in Energy & Robotics from Howard University.
Sheila C. Bair
Sheila C. Bair has served as a member of Lion’s Board since September 2020. She is the chair of the Nominating and Corporate Governance Committee. Ms. Baird is a corporate director. Ms. Bair was President of Washington College from August 2015 to June 2017. Prior to that, she was Senior Advisor to The Pew Charitable Trusts for four years. Ms. Bair was also Senior Advisor to DLA Piper, an international law firm from 2014 to 2015. Ms. Bair was the Chair of the Federal Deposit Insurance Corporation from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000,
2 Includes 25,958,653 Common Shares held by 9368-2672 Quebec Inc., a corporation which Marc Bedard has control over, directly and indirectly, of a majority of the voting shares.
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Commissioner of the Commodity Futures Trading Commission from 1991 to 1995, and as counsel to Kansas Republican Senate Majority Leader Bob Dole from 1981 to 1988. She is a frequent commentator and op-ed contributor on financial regulation and the student debt crisis, as well as author of the NY Times Best Seller, Bull by the Horns, her 2012 memoir of the financial crisis. She is also author of Albert Whitman’s Money Tales series for young people. Ms. Bair also serves on the board of directors of Bunge Limited, where she serves on the audit and risk committees. Ms. Bair previously served on the board of director of Thomson Reuters Corporation, where she served as chair of the risk committee, and Host Hotels & Resorts, Inc., where she served on the audit and nominating and corporate governance committees. Ms. Bair holds a bachelor’s degree and law degree from the University of Kansas.
Pierre Larochelle (Chair)
Pierre Larochelle has served as a member of Lion’s Board since October 2017, where he also serves as Chair of the Board. Mr. Larochelle has been an investor and financial advisor for the last 25 years. Since 2022, he is Co-Managing Partner at Idealist Capital. Previously, Mr. Larochelle was President and CEO of Power Energy, a subsidiary of Power Corporation of Canada and Partner, Co-Head of Energy Infrastructure at Power Sustainable Capital Inc., the parent company of Power Energy and a wholly-owned subsidiary of Power Corporation of Canada. Prior to joining Power Corporation of Canada, Mr. Larochelle was President and Chief Executive Officer at Adaltis Inc., a position he held between November 2003 and February 2009. Previously, he also held the positions of Vice-President, Business Development at Picchio Pharma Inc. and Vice-President, Mergers and Acquisitions for Credit Suisse First Boston in London, England. Mr. Larochelle started his career as a lawyer, at the Montreal offices of Ogilvy Renault. Mr. Larochelle also serves on the board of directors of Bellus Health Inc. Mr. Larochelle holds a law degree from Université de Montréal, a master’s degree in international business law from McGill University and an MBA degree from INSEAD in Fontainebleau, France.
Dane L. Parker
Dane L. Parker has served as a member of Lion’s Board since 2022. Mr. Parker is the former Chief Sustainability Officer and Vice President, Sustainable Workplaces at General Motors, where he served in such role from 2015 to 2021. In such a role, Mr. Parker was a leading force behind the company’s plan to become carbon neutral by 2040 and aspiration to have zero-emissions from all new light-duty vehicles by 2035. Mr. Parker also held global responsibilities for facility design, engineering, construction, operations, energy procurement and efficiency, real estate, environmental compliance, as well as workplace strategy. Prior to General Motor, Mr. Parker was Vice President, Global Environment, Health and Safety, Facilities and Real Estate for Dell, Inc. He also spent more than 13 years at Intel Corporation in the Technology and Manufacturing organization in a variety of operational roles, including as Director of Global Environment, Health and Safety. Mr. Parker earned his Bachelor’s in Political Sciences and his Master’s in Business Administration degrees from Brigham Young University.
Ann L. Payne
Ann L. Payne has served as a member of Lion’s Board since 2021. Ms. Payne served as an Audit Partner at PricewaterhouseCoopers LLP (“PwC”), a global accounting firm, from 1993 until her retirement in June 2019 and continued as a consultant until June 2020. At PwC, Ms. Payne provided professional services to domestic and international public and private corporations in the leisure, healthcare, and transportation sectors, led PwC’s first U.S. based audit outsourcing center and provided support services for PwC’s Audit Practice’s National Quality Office. She currently serves as a member of the board of directors of Inspirato Incorporated, a luxury hospitality brand listed on the NASDAQ, where she serves as the Audit Committee Chair and a member of the Nominating and Corporate Governance Committee. Ms. Payne currently holds leadership roles on several non-profit boards. Since September 2020, Ms. Payne has served as Chair of the Foundation Board for St. Thomas Aquinas High School. Since September 1980, Ms. Payne has been involved with and currently serves as the Treasurer and Board Member for Jack & Jill Children’s Center. Since January 1981, Ms. Payne has been a member of the Junior League of Greater Fort Lauderdale where she held numerous positions including President. She is a Certified Public Accountant in the state of Florida and is a member of the American Institute of Certified Public
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Accountants. Ms. Payne holds a B.S., summa cum laude, from Barry University. She also attended Yale University’s Women on Boards Program and earned a Scholar Certificate from the Kellogg School of Management’s Executive Education Program. She earned a CERT - Certificate in Cybersecurity Oversight from Carnegie Mellon University, earned a Certificate from the University of South Florida’s Diversity, Equity, and Inclusion in the Workplace Program, and completed the National Association of Corporate Directors’ Virtual Director Professionalism Program.
Pierre-Olivier Perras
Pierre-Olivier Perras has served as a member of Lion’s Board since January 2021. Since 2019, Mr. Perras serves as President of Power Energy and, since 2020, Mr. Perras serves as Partner, Co-Head of Energy Infrastructure at Power Sustainable Capital Inc. Prior to joining Power Energy, Mr. Perras worked at BMO Capital Markets, for over two decades, where he held various leadership positions in the Investment and Corporate Banking Group, in his last role he was Head of the Power, Utilities and Infrastructure Group, leading an international team across North America and Europe. Prior to joining BMO Capital Markets, Mr. Perras was a senior consultant analyst with an actuarial consultant. As part of his role at Power Energy, Mr. Perras also serves as Chair of the board of directors of Nautilus Solar Energy and sits on the boards of Lumenpulse Inc. and Potentia Renewables Inc. Mr. Perras holds a Master of Business Administration degree from McGill University and a Bachelor of Science in Actuarial Sciences from Laval University. He is a Chartered Financial Analyst (CFA).
Michel Ringuet
Michel Ringuet has served as a member of Lion’s Board since October 2017 and is, since May 2021, the Company’s Lead Director. Mr. Ringuet is also the chair of the Audit Committee. From 2006 to 2016, Mr. Ringuet served as Chief Executive Officer of Master Group Inc., a leader in the distribution of HVAC/R equipment in eastern Canada, where he also served from 1990 to 2006 as Vice-President Finance and Administration. Prior to joining the Master Group, Mr. Ringuet worked in various finance and investment departments at the National Bank of Canada and Bank of Montréal. Mr. Ringuet sits on the board of Lumenpulse Inc., where he previously served on the audit committee while the company was listed on the TSX. Mr. Ringuet holds a bachelor’s degree in administration from Université Laval and an MBA from McGill University.
Lorenzo Roccia
Lorenzo Roccia has served as a member of Lion’s Board since 2021. Mr. Roccia is Chair of Transatlantic Holdings, an international financial holding company with interests in the financial services, logistics, energy, and beer sectors in the United States, Latin America and Europe, since 2009. Additionally, he is a Founder & Chair of Transatlantic Power Holdings and non-executive Director of Skyline Renewables, an independent renewable energy companies in the United States with over 1GW+ of Wind and Solar assets. Mr. Roccia founded Roccia Ventures, L.P. and became a major shareholder and Senior Analyst in the Private Equity Group of Wit Soundview, an internet and technology Investment Bank. Roccia Ventures, L.P. became one of the largest shareholders of the bank along with the Goldman Sachs Group, Draper Fisher Jurvetson and Mitsubishi Corporation. The firm was taken public and subsequently sold to the Charles Schwab Group. Mr. Roccia started his career with Salomon Smith Barney.
Pierre Wilkie
Pierre Wilkie has served as a member of Lion’s Board from 2011 to 2017 and again since May 2019. He is the chair of the Human Resources and Compensation Committee since February 2022. Mr. Wilkie is a serial entrepreneur who has founded or participated in the creation of many enterprises, including in the manufacturing industry. He is currently the co-owner of M.A.C. Métal Architectural Inc. He also serves as the President of Déco Nat Inc. Prior to that, he acted as the co-president of Laboratoire Dr Renaud Inc. Mr. Wilkie holds a bachelor’s degree in Economy and Finance from the École des Hautes Études Commerciales (HEC), Université de Montréal.
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Executive Officers
Marc Bedard (CEO-Founder and Director)
Marc Bedard has served as Lion’s CEO—Founder and as a member of Lion’s Board since Lion’s incorporation in 2008. Prior to founding Lion, Mr. Bedard served as vice-president and chief financial officer of Les Entreprises Barrette Ltée, a leading manufacturer of wood and vinyl products for construction and exterior use in North America, from 2003 to 2007. Previously, Mr. Bedard was a partner at Pricewaterhouse LLP, a national partnership of professional accountants and consultants, from 1996 to 2003. Mr. Bedard is a certified chartered professional accountant and has been a member of the Ordre des comptables professionnels agréées du Quebec since 1987. Mr. Bedard holds a Bachelor of Business Administration from the École des Hautes Études Commerciales (HEC), Université de Montréal.
Nicolas Brunet (President)
Nicolas Brunet is the President of Lion since September 2023. He previously was Executive Vice-President and Chief Financial Officer since 2019. Prior to joining Lion, he was a Managing Director in BMO Capital Markets’ Montréal Investment and Corporate Banking Group, specializing in capital markets advisory and financing solutions. Mr. Brunet held various positions in the field of investment banking from 2004 to 2019, both at BMO Capital Markets and at NM Rothschild & Sons. Since 2022, M. Brunet sits on the Board of the CHU Sainte-Justine Foundation, one of the most important pediatric centers in North America. From 2012 to 2020, he sat on the Board of the Fondation Jeunes en Tête, a non-profit organization focused on the mental well-being of Québec’s youth, and acted as its treasurer from 2015 to 2020. Nicolas holds a Bachelor of Commerce from McGill University.
Richard Coulombe (Chief Financial Officer)
Richard Coulombe is the Chief Financial Officer of Lion since September 2023. He was previously Senior Vice President, Strategic Initiatives since 2021. Prior to joining Lion, Mr. Coulombe held several Senior Executive positions at Alstom, Bombardier Transportation and Pratt & Whitney, where he was involved in all aspects of strategic financial planning, including mergers and acquisitions, auditing and accounting. Mr. Coulombe holds a bachelor's degree in finance from the Université du Québec à Montréal (UQAM).
Nathalie Giroux (Chief People Officer)
Nathalie Giroux is the Chief People Officer of Lion since August 2021. Prior to joining Lion, she served in the same role at Uni-Select, an automotive aftermarket and refinishing specialty company, a company she joined following several years in the aviation industry, having held the position of Vice President of Human Resources, Defense and Security at CAE. Ms. Giroux also previously served in a management role overseeing global rewards at Molson Coors. Her past experience includes membership in several human resources and governance committees in numerous positions, and she has contributed to a number of successful corporate mergers and acquisitions. Mrs. Giroux holds a Bachelor of Science degree with a Minor in Business Studies from Concordia University. She also retains a fellow position at the Canadian Institute of Actuaries and is a Certified Corporate Director, in addition to serving as a Board Member of the Collège André-Grasset Foundation.
Dominique Perron (Chief Legal Officer and Corporate Secretary)
Dominique Perron is the Chief Legal Officer and Corporate Secretary of Lion since June 2023. Prior to joining Lion, Ms. Perron was Vice-President, Legal Affairs at Sagard, a multi-strategy alternative asset management firm, specializing in private equity and venture capital investments. Prior to Sagard, Ms. Perron was a Director, Legal Affairs at PSP Investments, one of Canada’s largest pension investment managers, advising on infrastructure, private equity and real estate transactions. Ms. Perron started her career as an Associate at Stikeman Elliott LLP focusing on mergers and acquisitions, corporate governance and securities law. She serves as a board member of Dress for Success Montreal and previously served as chair and board president for a number of not-for-profit governance, community and
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fundraising initiatives. Ms. Perron holds a Civil Law (LL.L) degree from Laval University and a master’s degree (LL.M) from McGill University. She is also a member of the Quebec bar.
Yannick Poulin (Chief Operating Officer)
Yannick Poulin has served as Lion’s Chief Operating Officer since April 2016. From October 2013 to April 2016, Mr. Poulin held positions of increasing responsibility at Paradox Security Systems, an international security and alarm systems manufacturer and solutions provider, including the position of Chief Operating Officer and Plant General Manager. Previously, Mr. Poulin held various positions related to production and manufacturing at Electrolux, an international home appliance manufacturer. Mr. Poulin holds a Bachelor of Business Administration from the John Molson School of Business, Concordia University.
11.3Cease Trade Orders, Bankruptcies and Securities Penalties or Sanctions
None of the Company’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within the 10 years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.
None of the Company’s directors or executive officers is, as at the date of this Annual Information Form, or has been, within the 10 years prior to the date of this Annual Information Form, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
None of the Company’s directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.
No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor any personal holding company of any such person has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
11.4Conflicts of Interest
To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its directors, officers or other members of management as a result of their outside business interests except that certain of the Company’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies. See section 11 entitled “Directors and Officers” and section 14 entitled “Interest of Management and Others in Material Transactions.”
11.5Indemnification and Insurance
The Company has implemented a director and officer insurance program and has entered into indemnification agreements with each of its directors and executive officers. The indemnification
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agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Company.
12.0Audit Committee Information
12.1Charter of the Audit Committee
The Board of Directors has adopted a written charter (the “Charter of the Audit Committee”) describing the mandate of the audit committee (the “Audit Committee”). The Audit Committee’s responsibilities include:
•appointing, compensating, retaining and overseeing the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and reviewing and appraising the audit efforts of the Company’s independent accountants;
•pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by the Company’s independent registered public accounting firm;
•establishing procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (ii) confidential and anonymous submissions by the Company’s employees of concerns regarding questionable accounting or auditing matters;
•engaging independent counsel and other advisers, as necessary and determining funding of various services provided by accountants or advisers retained by the committee;
•reviewing the Company’s financial reporting processes and internal controls;
•establishing, overseeing and dealing with issues related to the Company’s code of ethics for managers and financial officers;
•reviewing and approving related-party transactions or recommending related-party transactions for review by independent members of the Company’s Board; and
•providing an open avenue of communication among the independent accountants, financial and senior management and the Company’s Board.
Additional information relating to the Audit Committee can be found under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov and on the Company’s website at ir.thelionelectric.com. The text of the Charter of the Audit Committee is attached to this Annual Information Form as Appendix A.
12.2Composition of the Audit Committee
The Company’s Audit Committee is composed of three members, namely Michel Ringuet, Latasha Akoma and Ann L. Payne, with Mr. Ringuet serving as chair of the committee. Lion’s Board has determined that all such directors meet the independence requirements under the NYSE Company Manual, National Instrument 52-110 – Audit Committees (“NI 52-110”) and under Rule 10A-3 of the Exchange Act. Lion complies with NI 52-110 by relying on the exemptions for U.S. listed issuers thereunder. Each member of
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the Audit Committee is also financially literate within the meaning of NI 52-110. See section 12.3 of this Annual Information Form entitled “Relevant Education and Experience of the Audit Committee Members.”
a.Relevant Education and Experience of the Audit Committee Members
Each member of the Audit Committee has (i) an understanding of the accounting principles used by the Company to prepare its financial statements, (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) experience in the preparation, audit, analysis or evaluation of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements (or experience in actively supervising individuals engaged in same), and (iv) an understanding of the internal controls and procedures necessary for financial reporting.
The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Name	Relevant Experience
Latasha Akoma Director since 2022	Ms. Akoma is Operating Partner at GenNx360 Capital Partner, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market. Prior to joining GenNx360 Capital Partner, she held several executive leadership positions at Harley-Davidson Motor Company, a company she joined in 2009 as the Director of Operations, with responsibility for vehicle assembly and materials management. Prior to that, Ms. Akoma was a Senior Manager of Paint Operations at Chrysler (formerly DaimlerChrysler) where she held a variety of increasing senior leadership positions in operations and general management. She brings over 26 years of managerial experience in all aspects of manufacturing, operations, and business strategies. Ms. Akoma holds an MBA from Northwestern’s Kellogg School of Management, an MSc in Engineering Management from the University of Michigan, and a BSc in Mechanical Engineering with a minor in Energy & Robotics from Howard University.
Ann L. Payne Director since 2021	Ms. Payne served as an Audit Partner at PricewaterhouseCoopers LLP, a global accounting firm, from 1993 until her retirement in June 2019 and continued as a consultant until June 2020. At PwC, Ms. Payne provided professional services to domestic and international public and private corporations in the leisure, healthcare, and transportation sectors, led PwC’s first U.S. based audit outsourcing center and provided support services for PwC’s Audit Practice’s National Quality Office. She currently serves as a member of the board of directors of Inspirato Incorporated, a luxury hospitality brand listed on the NASDAQ, where she serves as the Audit Committee Chair and a member of the Nominating and Corporate Governance Committee. She is a Certified Public Accountant in the state of Florida and is a member of the American Institute of Certified Public Accountants. Ms. Payne holds a B.S., summa cum laude, from Barry University. She also attended Yale University’s Women on Boards Program and earned a Scholar Certificate from the Kellogg School of Management’s Executive Education Program. She earned a CERT - Certificate in Cybersecurity Oversight from Carnegie Mellon University.
Michel Ringuet Director since 2017	Michel Ringuet has served as a member of Lion’s Board since October 2017 and is, since May 2021, the Company’s Lead Director. From 2006 to 2016, Mr. Ringuet served as Chief Executive Officer of Master Group Inc., a leader in the distribution of HVAC/R equipment in eastern Canada, where he also served from 1990 to 2006 as Vice-President Finance and Administration. Prior to joining the Master Group, Mr. Ringuet worked in various finance and investment departments at the National Bank of Canada and Bank of Montréal. Mr. Ringuet sits on the board of Lumenpulse Inc., where he previously served on the audit committee while the company was listed on the TSX. Mr. Ringuet holds a bachelor’s degree in administration from Université Laval and an MBA from McGill University.
12.4Pre-Approval Policies and Procedures
In accordance with the provisions of the Charter of the Audit Committee, the Audit Committee is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor, and any new mandates relating to non-audit services for which approval was not previously provided are confirmed with the Chair of the Audit Committee prior to the independent auditor performing any such services. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services.
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12.5External Auditor Service Fees
The Company’s independent auditors are Raymond Chabot Grant Thornton LLP, located at 600 de la Gauchetiere Street West, Suite 2000, Montreal, Quebec, H3B 4L8.
For fiscal 2023 and fiscal 2022, the Company was billed the following fees by its independent auditor, Raymond Chabot Grant Thornton LLP:

	Fiscal 2023	Fiscal 2022
Audit Fees(1)	C$607,250	C$599,225
Audit Related Fees(2)	C$67,250	C$86,500
Tax Fees(3)	C$96,800	C$99,966
All Other Fees(4)	C$86,500	C$77,000

Total Fees Paid	C$857,800	C$862,691
(1) “Audit Fees” include fees necessary to perform the annual audit or reviews of the consolidated financial statements. This category also includes audit or review fees related to procedures performed in connection with prospectus and registration statement filings.
(2) “Audit Related Fees” include fees for assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements other than those included in “Audit Fees”, such as advisory on accounting and reporting matters.
(3) “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees.” This category includes fees for tax compliance, as well assistance with responding to tax related questions.
(4) “All Other Fees” include fees for products and services provided by the independent auditor other than those included above. This category includes fees related to translation services.

13.0Legal Proceedings and Regulatory Actions
From time to time, the Company is involved in legal or regulatory proceedings and claims arising in the ordinary course of business. When required, the Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Except as described in this section 13 or elsewhere in this Annual Information Form, the Company is not currently, nor since the beginning of its most recently completed financial year has been, a party to any material litigation or regulatory proceeding and is not aware of any pending or threatened litigation or regulatory proceeding against it that could, if determined adversely to it, have a material adverse effect on its business, results of operations or financial condition.
The Company had initiated in fiscal 2022 arbitration proceedings in order to enforce the terms and conditions of the multi-year battery pack supply contract it had entered into with Romeo (who became a subsidiary of Nikola) in Novembre 2020. On June 30, 2023, Nikola announced the liquidation of Romeo's assets through the transfer of ownership of all of its assets for the benefit of its creditors. In light of such liquidation, the Company decided not to pursue its arbitration proceedings against Romeo, and to only maintain its legal proceedings against Nikola as further described below. Romeo’s failure to comply with its obligations under the multi-year battery pack supply contract resulted in delays in the commencement of the commercial production of the Lion8T, which is now expected to commence near the middle of fiscal 2024, and in the Company deciding to mount its Lion8T trucks with the Company’s proprietary battery packs manufactured at the Battery Plant. See “Products and Solutions” under section 6 of this Annual Information Form entitled “Business of the Company.”
In the context of the above-mentioned matter and the acquisition of Romeo by Nikola in the fourth quarter of fiscal 2022, in the beginning of fiscal 2023, the Company also initiated legal proceedings against Nikola, another manufacturer of electric vehicles which is also relying on battery modules and packs, seeking damages against Nikola on the basis that it intentionally interfered in the Company’s contractual
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relationship with Romeo and in the Company’s business expectancy with respect to its relationship with Romeo. Such legal proceedings are still ongoing.
On November 1, 2023, a putative verified class action complaint (the “Complaint”) was filed in the Delaware Court of Chancery against the pre-Business Combination directors and officers of NGA, now a wholly-owned subsidiary of the Company, and Northern Genesis Sponsor, LLC, the sponsor of NGA’s special purpose acquisition company merger with a wholly-owned subsidiary of the Company in May 2021 (the “Defendants”). The Complaint alleges, among other things, that the director and officer defendants and NGA’s sponsor breached their fiduciary duties in connection with the Business Combination as well as a related claim for unjust enrichment as a result of the challenged Business Combination. The Complaint seeks monetary damages, costs of the action, including plaintiffs’ attorneys’ fees and experts’ fees and expenses, and any other relief the court may deem just and proper. On February 9, 2024, the Defendants filed a motion to dismiss the Complaint, and briefing on the Defendants’ motion to dismiss is scheduled to conclude by March 2024. The Defendants consider the claims raised in the Complaint to be without merit and intend to defend against them vigorously. At this time, it is not possible to estimate potential losses, if any, related to the Complaint.
See section 23.0 of the Company's fiscal 2023 MD&A entitled “Risk Factors.”
14.0Interest of Management and Others in Material Transactions
Except as described in this section 14 or elsewhere in this Annual Information Form, none of (i) the directors or executive officers of the Company, (ii) the shareholders who beneficially own or control or direct, directly or indirectly, more than 10% of the voting shares of the Company, or (iii) any associate or affiliate of the persons referred to in (i) and (ii), has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.
December 2022 Units Offering
PEC purchased 9,842,519 Units for an aggregate purchase price of approximately $25 million in connection with the December 2022 Offering.
Nomination Rights Agreement
Pursuant to the Nomination Rights Agreement entered into on May 6, 2021 between the Company, PEC and 9368-2672 Quebec Inc. (“9368-2672”), to the extent that any party and its permitted holders (including its affiliates) collectively hold at least 20% of the outstanding Common Shares (on a non-diluted basis), such party is entitled to designate a number of director nominees, between two and four nominees, equal to the product of (rounding to the nearest whole number) (i) the percentage of the outstanding Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of Lion’s Board. In addition, 9368-2672 will, for so long as it and its affiliates collectively hold at least 5% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate (i) for so long as Marc Bedard serves as chief executive officer of Lion, one director nominee (in addition to Marc Bedard, who will be appointed to Lion’s Board for so long as he serves as chief executive officer thereof) and (ii) at any other time, Marc Bedard as a director nominee. See “Nomination Rights Agreement” under section 16 of this Annual Information Form entitled “Material Contracts.”
Registration Rights Agreement
Effective as of closing of the Business Combination, Lion entered into the Registration Rights Agreement pursuant to which, subject to the terms and conditions contained therein, each of Power Energy, 9368-2672 and the Specified Warrantholder were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of the Common Shares held by them. See “Registration Rights Agreement” under section 16 of this Annual Information Form entitled “Material Contracts.”
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PIPE Financing
In connection with the PIPE Financing, Lion entered into subscription agreement with PEC pursuant to which PEC purchased, subject to the terms and conditions contained therein, a total of 1,662,500 Common Shares for a total purchase price of $16,625,000. In addition, Lion entered into subscription agreements with certain of Lion’s shareholders, directors and/or officers pursuant to which such subscribers purchased, directly or indirectly, subject to the terms and conditions contained therein, Common Shares at a purchase price of $10.00 per share. Such Common Shares were acquired upon the same terms and conditions as the Common Shares acquired by all other subscribers in the PIPE Financing.
15.0Transfer Agent and Registrar
The transfer agent and registrar for the Company’s Common Shares in Canada is TSX Trust Company, at its principal offices in Montreal, Quebec and Toronto, Ontario, and in the United States is Equiniti Trust Company, LLC, at its principal office in New York, NY.
The warrant agent for the Business Combination Warrants is Equiniti Trust Company, LLC, at its principal office in New York, NY.
The warrant agent for the 2022 Warrants is TSX Trust Company, at its principal offices in Montreal, Quebec and Toronto, Ontario.
16.0Material Contracts
The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Company has entered into since the beginning of the last financial year ended December 31, 2023, or entered into prior to such date, but which are still in effect.
Each of the summaries below describes certain material provisions of the relevant material contract and is subject to, should be read in conjunction with, and is qualified in its entirety by reference to, the relevant material contract, a copy of which is on the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
Credit Agreement with Banking Syndicate
Lion is a party to the Revolving Credit Agreement which was entered into on August 11, 2021 with a syndicate of lenders represented by National Bank of Canada, as administrative agent and collateral agent, and including Bank of Montreal and Federation des Caisses Desjardins du Quebec, as amended on January 25, 2022, to increase the maximum principal amount that may become available from time to time under the revolving credit facility, subject to the borrowing base and compliance with the covenants contained under the Revolving Credit Agreement, from $100,000,000 to $200,000,000. The Revolving Credit Agreement was further amended on July 19, 2023 to permit the incurrence of the 2023 Financing, extend the maturity of the Revolving Credit Agreement by one year to August 11, 2025, and provide for an availability block and the establishment of an interest reserve account. The credit facility under the Revolving Credit Agreement is available for use to finance working capital and for other general corporate purposes, and available to be drawn subject to a borrowing base comprised of eligible accounts (including insured or investment grade accounts) and eligible inventory, in each case, subject to customary eligibility and exclusionary criteria, advance rates and reserves. See “Credit Agreement with Banking Syndicate” under section 9 of this Annual Information Form entitled “Description of Material Indebtedness.”
Registration Rights Agreement
On May 6, 2021, Lion entered into a registration rights agreement among the Company, PEC, 9368-2672 and the Specified Warrantholder (the “Registration Right Agreement”), pursuant to which, subject to the terms and conditions contained therein, each of PEC, 9368-2672 and the Specified Warrantholder were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of the Common Shares held by them.
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Pursuant to the Registration Rights Agreement, to the extent that any party and its permitted transferees (including its affiliates) hold at least 10% of the outstanding Common Shares on a non-diluted basis and provided such Common Shares are “Registrable Securities” as contemplated by the Registration Rights Agreement, such party is entitled to certain demand registration rights which enable them to require Lion to file a registration statement and/or a Canadian prospectus and otherwise assist with underwritten public offerings of Common Shares under the Securities Act and applicable Canadian securities laws, in accordance with the terms and conditions of the Registration Rights Agreement. Each party is also entitled to certain incidental registration rights in connection with demand registrations initiated by another party to the Registration Rights Agreement, as well as to certain “piggy-back” registration rights in the event that Lion proposes to register securities as part of a public offering. All costs and expenses associated with any demand registration or “piggy-back” registration will be borne by Lion other than underwriting discounts, commissions and transfer taxes, if any, attributable to the sale of Common Shares by the applicable selling shareholder. Lion will also be required to provide indemnification and contribution for the benefit of the other parties to the Registration Rights Agreement and their respective affiliates and representatives in connection with any demand registration or “piggy-back” registration.
Nomination Rights Agreement
On May 6, 2021, Lion entered into a nomination rights agreement among the Company, PEC and 9368-2672 (the “Nomination Rights Agreement”) pursuant to which, subject to the terms and conditions contained therein, each of PEC and 9368-2672 were granted certain rights to nominate members of Lion’s Board (including, in certain cases, members of committees of Lion’s Board) for so long as it holds a requisite percentage of the total voting power of Lion.
Pursuant to the Nomination Rights Agreement, to the extent that any party and its permitted holders (including its affiliates) collectively hold at least 20% of the outstanding Common Shares (on a non-diluted basis), such party is entitled to designate a number of director nominees, between two and four nominees, equal to the product of (rounding to the nearest whole number) (i) the percentage of the outstanding Common Shares held by it (on a non-diluted basis) multiplied by (ii) the size of Lion’s Board. In addition, 9368-2672 will, for so long as it and its affiliates collectively hold at least 5% of the outstanding Common Shares (on a non-diluted basis), be entitled to designate (i) for so long as Marc Bedard serves as chief executive officer of Lion, one director nominee (in addition to Marc Bedard, who will be appointed to Lion’s Board for so long as he serves as chief executive officer thereof) and (ii) at any other time, Marc Bedard as a director nominee.
The nomination rights contained in the Nomination Rights Agreement provide that PEC and 9368-2672, at the relevant time, will cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Nomination Rights Agreement.
The Nomination Rights Agreement further provides that for so long as PEC has the right to designate a director nominee, it shall have the right to designate one of its director nominees as the Chair of Lion’s Board. In the event that such designated director nominee is not an independent director, the remaining directors will select a lead independent director from amongst the independent directors of Lion’s Board.
The foregoing rights of PEC and 9368-2672 to so designate director nominees will be submitted for approval of Lion’s shareholders at the first annual meeting of the shareholders of Lion to be held following the fifth anniversary of the date of the Nomination Rights Agreement (May 6, 2026), and at every fifth annual meeting of the shareholders of Lion shareholders thereafter. Failing approval by the shareholders of Lion, such nomination rights will become void and shall have no further force or effect.
Business Combination Warrant and Business Combination Warrant Assignment Agreement
Upon completion of the Business Combination, each outstanding warrant to purchase shares of NGA’s common stock was converted into a Business Combination Warrant, with each Business Combination Warrant entitling the holder thereof to acquire one Common Share at a price of $11.50 per share. Pursuant the Warrant Assignment Agreement, on May 6, 2021, NGA assigned to Lion all of NGA’s rights,
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interests and obligations in and under the Business Combination Warrant Agreement, and Lion accepted such assignment and assumed all of NGA’s obligations thereunder. See “Business Combination Warrants” under section 7 entitled “Description of Capital Structure” of this Annual Information Form for a description of the terms of the Business Combination Warrants.
Warrant Indenture governing the 2022 Warrants
On December 16, 2022, the Company entered into the 2022 Warrant Indenture with TSX Trust Company, as warrant agent, in connection with closing of the December 2022 Offering. The 2022 Warrant Indenture governs the 2022 Warrants. Each whole 2022 Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $2.80 per Common Share for a period of five years ending December 15, 2027, subject to adjustment in certain customary events. See “2022 Warrants” under section 7 entitled “Description of Capital Structure” of this Annual Information Form for a description of the terms of the Business Combination Warrants.
Master Purchase Agreement with Amazon Logistics, Inc.
Lion entered into a master purchase agreement effective June 29, 2020 and a work order effective July 6, 2020 with the Specified Customer, being Amazon Logistics, Inc., that sets a framework for the purchase by the Specified Customer of Lion6 and Lion8 Tractor all-electric trucks. Under the MPA, Lion is required to, subject to the terms and conditions set out therein, among other things, reserve the necessary manufacturing capacity to meet forecasted volumes and delivery schedules agreed upon with the Specified Customer in accordance with the terms of the MPA. Pursuant to the MPA, Lion may be required to reserve manufacturing capacity in respect of forecasted volumes representing up to 500 trucks per year from 2021 to 2025 and the greater of 500 trucks per year or 10% of Lion’s manufacturing capacity from 2026 to 2030. In addition, Lion is required to provide ongoing maintenance and training assistance to the Specified Customer under the terms of the MPA. Other than vehicles that are subject to an existing purchase order, the Specified Customer is not required to purchase any specified minimum quantity of vehicles from Lion under the MPA. The MPA will remain in force until December 31, 2025, unless terminated earlier in accordance with its terms. Thereafter, the MPA will be automatically renewed on a month-to-month basis until either party terminates the MPA in accordance with its terms. The Specified Customer may terminate the MPA at any time without cause by providing at least six months’ prior written notice to Lion or upon the occurrence of certain events, including a material breach by Lion of the MPA, certain insolvency events and upon a change of control of Lion (as defined in the Specified Customer Warrant). Under the MPA, except in specific circumstances, the Specified Customer may not cancel any previously submitted and accepted purchase order within three (3) months of a scheduled delivery date, and any cancellation occurring during the period from the date that is six (6) months and the date that is three (3) months prior to a scheduled delivery date triggers the payment of a cancellation fee. Any submitted and accepted purchase order may be cancelled by the Specified Customer without penalty prior to the date that is six (6) months prior to a scheduled delivery date.
Specified Customer Warrant
In connection with entering into the MPA, Lion issued on July 1, 2020 the Specified Customer Warrant to the Specified Warrantholder which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by the Specified Customer and its affiliates on Lion products or services. At the election of the Specified Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66 per Common Share and the Specified Customer Warrant will be, if and when fully vested, exercisable for 35,350,003 Common Shares upon an exercise on a cash basis. Full vesting of the Specified Customer Warrant requires spending of at least $1.2 billion on Lion products or services over the term of the Specified Customer Warrant, subject to partial or full accelerated vesting upon the occurrence of certain events, including a change of control of Lion (as such term is defined in the Specified Customer Warrant) or a termination of the MPA by the Specified Customer for cause. See “Specified Customer Warrant” under section 7 entitled “Description of
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Capital Structure” of this Annual Information Form for a description of the terms of the Specified Customer Warrant.
17.0Interest of Experts
The independent auditors of the Company are Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, located at 600 de la Gauchetiere Street West, Suite 2000, Montreal, Quebec, H3B 4L8. Raymond Chabot Grant Thornton LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Quebec) and of the U.S. Securities Act of 1933, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).
18.0Certain United States Federal Income Tax Considerations
The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the Common Shares by a U.S. Holder (as defined below).
This summary is based on provisions of the Internal Revenue Code of 1986 (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital dated August 16, 1984 (as amended by any subsequent protocols) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.
This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Common Shares. In particular, this summary is directed only to U.S. Holders that hold Common Shares as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the Company’s stock by vote or value, persons holding Common Shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Common Shares.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that is for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
U.S. Holders should consult their own tax advisors about the consequences of the acquisition, ownership, and disposition of the Common Shares, including the relevance to their particular situations of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.
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Taxation of Dividends
Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to Common Shares (including any amount withheld in respect of Canadian taxes) that is paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder receives the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
The Company does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.
For a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the U.S. Holder receives the dividends. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.
Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the Common Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividend income.” Dividends paid on the Common Shares will be treated as qualified dividend income if:
•the Common Shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
•the Company was not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).
The Common Shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. As further discussed below under “— Passive Foreign Investment Company Status”, based on the Company’s financial statements and the Company’s expectations about the nature and amount of its income, assets and activities and the market value of its equity, the Company does not believe that it was a PFIC for its taxable year ending December 31, 2023. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Subject to generally applicable limitations and conditions, Canadian dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. If the Canadian dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Canadian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute “foreign source” income and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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Taxation of Dispositions of Common Shares
Upon a sale, exchange or other taxable disposition of the Common Shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares as determined in U.S. dollars. Subject to the discussion below under “– Passive Foreign Investment Company Status,” such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Common Shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.
Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the Common Shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Common Shares and any Canadian tax imposed on such sale or disposition.
Passive Foreign Investment Company Status
Special U.S. tax rules apply to non-U.S. companies that are considered to be PFICs. The Company will be classified as a PFIC in a particular taxable year if either
•75 percent or more of its gross income for the taxable year is passive income; or
•the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.
Based on the Company’s financial statements and the Company’s expectations about the nature and amount of its income, assets and activities and the market value of its equity, the Company does not believe that it was a PFIC for its taxable year ending December 31, 2023. The final determination of whether we may be classified as a PFIC for the current taxable year will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time. No assurance can be given that we will not be a PFIC for the current or any future taxable year.
Although our PFIC status is determined annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held Common Shares while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years. In the event that the Company is classified as a PFIC in any taxable year that is included in the holding period of a U.S. Holder of Common Shares, and the U.S. Holder did not make a timely mark-to-market election or “qualified electing fund” (“QEF”) election (as described below), such U.S. Holder generally would be subject to adverse tax consequences with respect to (i) any gain realized from the sale or other taxable disposition of Common Shares; and (ii) any “excess distribution” made to the U.S Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Shares).
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Common Shares;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
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•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
Mark-to-Market Election
In general, if the Company is a PFIC and the Common Shares constitute “marketable stock” (which the Company expects to be the case for so long as Common Shares are listed on the NYSE), and such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Common Shares, makes a valid mark- to-market election with respect to such shares for such taxable year, such U.S. Holder generally will not be subject to the PFIC rules described above. Instead, in general, the U.S. Holder will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Common Shares at the end of such year over its adjusted basis in its Common Shares. These amounts of ordinary income would not be eligible for the reduced tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. Holder’s basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common Shares will be treated as ordinary income. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to their Common Shares under their particular circumstances.
QEF Election
A U.S. Holder generally will not be subject to the PFIC rules described above if such U.S. Holder makes a timely QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. However, we currently do not intend to provide U.S. Holders with the information necessary to make a QEF election. U.S. Holders should consult their own tax advisors regarding the rules for making a QEF election.
A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.
The rules dealing with PFICs, the mark-to-market election and the QEF election are very complex and are affected by various factors in addition to those described above. Accordingly, investors should consult their own tax advisors concerning the application of the PFIC rules to Common Shares under their particular circumstances.
Foreign Financial Asset Reporting.
Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of $5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed.
U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
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Backup Withholding and Information Reporting
Dividends paid on, and proceeds from the sale or other disposition of, the Common Shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.
A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
19.0Additional Information
The Company is required under applicable Canadian and U.S. securities laws to file various documents, including financial statements. Financial information is provided in the audited annual consolidated financial statements of the Company for fiscal 2023, together with the notes thereto, the Report of Independent Registered Public Accounting Firm thereon and the related management’s discussion and analysis. Copies of these documents and additional information concerning the Company can be found under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and on Lion’s website at www.thelionelectric.com under the “Investors” section. Information on the Company’s website does not form part of and is not incorporated by reference in this Annual Information Form.
Copies of the Company’s audited annual consolidated financial statements and management’s discussion and analysis can also be obtained upon request made to the Vice President, Investor Relations and Sustainable Development of the Company, Ms. Isabelle Adjahi, at the head office: 921, chemin de la Rivière du Nord, Saint-Jerome (Quebec), Canada, J7Y 5G2.
Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, will be contained in the Company’s information circular for its annual meeting of shareholders.

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APPENDIX A
CHARTER OF THE AUDIT COMMITTEE
The purpose of this charter (the “Charter”) is to describe the primary duties and responsibilities of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of The Lion Electric Company (the “Company”), as well as some of the policies and procedures that apply to the Committee in discharging its duties and responsibilities.
Certain aspects of the composition and organization of the Committee are prescribed and/or governed by the Business Corporations Act (Quebec), the constating documents of the Company, applicable securities laws and regulations (including stock exchange rules) and applicable agreements, including the nomination rights agreement dated May 6, 2021 (the “Nomination Rights Agreement”).
PURPOSE
The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities as they relate to:
•the integrity of the Company’s financial reporting and related financial disclosure;
•the implementation of risk management and internal control over financial reporting and disclosure controls and procedures;
•the Company’s compliance with certain legal and regulatory requirements, including, among other things, reviewing reports or other disclosure required by the applicable rules and regulations of the Securities and Exchange Commission or Canadian securities laws to be included in the Company’s periodic reports and filings within the scope of the authority outlined herein;
•the qualifications and independence of the registered public accounting firm or firms engaged as the Company’s independent outside auditors for the purposes of preparing or issuing an audit report or performing audit, review or attest services (the “Auditors”); and
•the performance of the Auditors and any internal audit function;
While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not employees of the Company, and they do not perform, or represent that they perform, the functions of management or the Auditors. The Committee is not responsible for planning or conducting the audit or determining whether the Company’s financial statements are complete and accurate and in accordance with applicable accounting rules, nor for the preparation of periodic reports and establishing and maintaining of appropriate accounting principles and financial reporting policies and satisfactory internal controls over financial reporting. Such activities are the responsibility of the Company’s Auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.
The Committee and each of its members shall be entitled to rely on:
•the integrity of those persons and organizations within and outside of the Company from which it receives information;
•the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board); and
•representations made by management as to any audit and non-audit services provided by the Auditors.
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COMPOSITION AND QUALIFICATIONS
The members of the Committee, including the member to be acting as Chair, shall be appointed by the Board in accordance with any agreement among shareholders of the Company and the Company, including the Nomination Rights Agreement, and applicable securities laws and regulations (including stock exchange rules). The Committee shall be comprised of such number of directors, in no event less than three, as the Board may from time to time by resolution determine. Committee members may be removed by the Board in its discretion.
The Chair and each member of the Committee shall serve until his or her successor is duly appointed by the Board, or until his or her earlier death, resignation or removal by the Board. Resignation or removal of a Committee member from the Board for any reason shall automatically constitute resignation or removal, as applicable, from the Committee. Vacancies occurring on the Committee shall be filled by the Board.
Unless otherwise permitted by any applicable phase-in rules and exemptions, each member of the Committee shall meet (i) the “independence” and financial literacy requirements of Section 10A-3 of the Securities Exchange Act of 1934, as amended, National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”), any stock exchange on which the Company’s securities are listed, and all other applicable laws and regulations, as applicable to the Committee members and in effect from time to time, when and as required by the SEC, NI 52-110 or the rules of any stock exchange on which the Company’s securities are listed, and (ii) any other qualifications as determined by the Board from time to time. The Committee may avail itself of any phase-in rules or other exemptions available to the Company that are afforded by applicable securities laws and regulations or the rules of any stock exchange on which the Company’s securities are listed.
MEETINGS
A.Frequency
The Chair, in consultation with the other members of the Committee, shall determine the schedule and frequency of meetings of the Committee. Meetings of the Committee shall be held at such times and places as the Chair may determine. To the extent possible, advance notice of each meeting will be given to each member unless all members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings of the Committee either in person or by telephone, video or other electronic means.

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the Auditors, the Chairman of the Board, the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) may call a special meeting of the Committee at any time by notifying the Company’s corporate secretary, who will notify the members of the Committee.

B.Agenda and Notice
The Chair of the Committee shall establish the meeting dates of the Committee. To the extent possible, in advance of every regular meeting of the Committee, the Chair shall prepare and distribute, or cause to be prepared and distributed, to the members of the Committee and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.
C.Holding and Recording Meetings
Committee meetings may be held in person, by videoconference or other electronic means or telephonically. Action may be taken by the Committee upon the affirmative vote of a majority of the members. The Committee shall keep written minutes of its meetings and submit such minutes to the Board promptly after each meeting. The Committee may also act by written resolutions and, when it does so, those actions will be filed in the minutes of the Committee.
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D.Quorum
A majority of the members of the Committee shall constitute a quorum. Any actions taken by the Committee during any period in which one or more members fail for any reason to meet the membership requirements set forth under “Composition and Qualifications” above shall be nonetheless duly authorized actions of the Committee for all corporate purposes.
E.Sub-Committees
Subject to applicable law, the Committee shall have the authority to delegate to any of its members, any sub-committees of the Committee or any other person any of the responsibilities of the full Committee.
F.Executive Sessions
Unless otherwise directed by the Committee, each regularly scheduled meeting will include an executive session of the Committee absent any members of management.
The Committee will also meet periodically in separate executive sessions with each of the CFO or any other executive officer, the principal accounting officer and/or any senior internal auditing executive (or any other personnel responsible for any internal audit function), and the Auditors.
COMPENSATION
The compensation of Committee members shall be determined by the Board.
RESPONSIBILITIES AND POWERS OF THE COMMITTEE
A.System of Financial Controls
The Committee shall:
•review the adequacy and effectiveness of the Company’s internal control and management information systems through discussions with senior executives of the Company and the Auditors relating to the maintenance of (i) necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company’s transactions, (ii) effective internal control over financial reporting; and (iii) adequate processes for assessing the risk of material misstatements in the financial statements and for detecting control weaknesses or fraud;
•as applicable from time to time, the Committee shall assess any requirements or changes with respect to the establishment or operations of an internal audit function having regard to the size and stage of development of the Company at any particular time;
•satisfy itself, through discussions with senior executives of the Company that the adequacy of internal controls, systems and procedures has been periodically assessed in accordance with regulatory requirements and recommendations;
•oversee the work of any internal audit function, including organization, operations and independence;
•review and discuss the Company’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities, as applicable;
•review and make recommendations to the Board regarding the adequacy of the Company’s risk management policies and procedures with regard to identification of the Company’s principal risks and implementation of appropriate systems and controls to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company;
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•review material related party transactions other than those delegated to a special committee or independent committee of the Board against applicable legal and regulatory requirements, review applicable disclosures and report to the Board on any such transactions; and
•review and discuss with the Auditors the Auditors’ evaluation of the Company’s identification of, accounting for, and disclosure of its relationships and transactions with related parties, including any significant matters arising from the audit in connection therewith.
B.Annual Audit Review
The Committee shall review and discuss with management and the Auditors the annual audited financial statements, including the Auditors’ audit and audit report thereon, and the annual management’s discussion and analysis of financial condition and results of operations of the Company proposed to be included in the Company’s annual filings to be filed with applicable securities regulators. In connection with such review, the Committee shall:
•review the scope of the audit, the audit plan and the audit procedures utilized;
•review with the Auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management’s response to such problems or difficulties;
•resolve any differences in financial reporting between management and the Auditors;
•review and discuss with management and the Auditors reports required to be submitted by the Auditors concerning:
•all critical accounting policies and practices used in the preparation of the Company’s financial statements;
•all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the Auditors; and
•any other material written communications between the Auditors and management, such as any management letter or schedule of unadjusted differences;
•review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the Auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the Auditors’ independence;
•review and discuss with management and the Auditors:
◦any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and any major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; and
◦analyses prepared by management and/or the Auditors setting forth any significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and
•discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” and “adjusted” or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.
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C.Quarterly Reviews
The Committee shall review and discuss with management, any internal audit function and the Auditors, as appropriate, the quarterly financial statements, together with the Auditors review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws, and the quarterly management’s discussion and analysis of financial condition and results of operations of the Company. In connection with the quarterly reviews, the Committee shall review with management and the Auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.
D.Other Financial Information
The Committee shall review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms and Form 20-F, annual reports to shareholders, management proxy circulars, material change disclosure or Form 6-K of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.
E.Oversight of Independent Auditors
The Company’s Auditors shall report directly to the Committee on a regular basis. In connection with its oversight of the performance and independence of the Auditors, the Committee shall:
•be responsible for the appointment, retention, compensation, oversight of the work of the Auditors and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Company or any consolidated subsidiary of the Company, where required, and review, report and, where appropriate, provide recommendations to the Board on the appointment, terms and review of engagement, removal, independence and proposed fees of the Auditors;
•have the authority to approve the engagement of the Auditors to perform all audit, audit-related, and other permissible non-audit services proposed to be performed by the Auditors, prior to the commencement of such engagement, including the scope of and plans for the audit and the related fees for such services, and the negotiation and execution, on behalf of the Company, of the Auditors’ engagement letters; such approval to be made in accordance with preapproval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of preapproval authority to one or more Committee members so long as any such preapproval decisions are presented to the full Committee at the next scheduled meeting;
•prior to the engagement of any prospective Auditors, obtain confirmation and assurance as to the prospective Auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the Auditors, or their affiliates, and the Company, or persons in financial oversight roles at the Company, that may reasonably be expected to bear on independence;
•at least annually, obtain and review a report by the Auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;
•review and evaluate the performance of the Auditors, as the basis for a decision to reappoint or replace the Auditors, and every five (5) years conduct a comprehensive review of the performance of the Auditors over multiple years to provide further insight on the Auditors, their independent exercise of professional skepticism and application of protection standards;
•set clear hiring policies for employees or former employees of the Auditors, including as required by all applicable laws and listing rules; and
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•assure the rotation of the lead audit partner as required by applicable law and rules, and consider periodically and, if deemed appropriate, adopt a policy regarding the rotation of auditing firms.
F.Risk Assessment and Management
The Committee shall discuss with management and the Auditors’ the Company’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.
G.Legal and Ethical Matters
The Committee shall
•establish, maintain and oversee the Company’s Code of Business Conduct and Ethics (the “Code”), including dealing with issues that may arise under the Code related to executive officers and directors of the Company, be responsible for reviewing and evaluating the Code periodically and recommending any necessary or appropriate changes thereto to the Board for consideration;
•assist the Board with the monitoring of compliance with applicable laws and rules, as well as compliance with Code and consider any waivers of the Code (other than waivers applicable to the directors or executive officers, which shall be subject to review by the Board as a whole);
•establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters, and (c) the investigation of such matters with appropriate follow-up actions;
•on at least an annual basis, review with the Company’s legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements;
•consider and review with management and the Auditors, outside counsel, as appropriate, and any special counsel, separate accounting firm or other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies; and
•monitor developments in accounting rules and practices and other legal and regulatory requirements that affect matters within the scope of the Committee’s authority and responsibilities.
H.Other Responsibilities
The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee in order to discharge any of the foregoing. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.
Members are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, and on the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the constating documents of the Company or applicable law or stock exchange rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws and rules
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The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.
COMMITTEE ADMINISTRATIVE MATTERS
A.Independent Advisors
The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.
B.Funding
The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the Auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
C.Access to Records and Personnel
The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.
D.Reports to Board of Directors
The Committee shall report regularly to the Board with respect to the Committee’s activities any material issues that arise regarding the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements and its conclusions with respect to the Auditors, the performance of any internal audit function or such other matters as the Committee deems appropriate, with such recommendations to the Board as the Committee deems appropriate.
E.Education and Orientation
Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

F.Review of This Charter
The Committee shall review and reassess annually the adequacy of this Charter and recommend any proposed changes to the Board for approval.
G.Evaluation of Committee
The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.

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